As filed with the Securities and Exchange Commission on September 15, 2014 UNITED STATES OF AMERICA BEFORE THE U.S. SECURITIES AND EXCHANGE COMMISSION File No. 812-14139

Third amended application for an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act and under section 12(d)(l)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of Eaton Vance Management, Eaton Vance ETMF Trust and Eaton Vance ETMF Trust II
Please send all communications to: Frederick S. Marius, Esq. Eaton Vance Management Two International Place Boston, MA 02110

TABLE OF CONTENTS

PAGE

I.

SUMMARY OF APPLICATION

1

II.

OVERVIEW OF ETMFS

3

III.

APPLICANTS

5

A.

The Trust s and the Initial ETMFs

5

B.

The Adviser

6

C.

The Distributor

7

IV ..

APPLICANTS’ PROPOSAL FOR ETMFS

7

A.

Investment Program

7

B.

Listing and Trading

7

C.

Share Trading Prices

8

D.

Portfolio Holdings Disclosure

10

E.

Purchases and Redemptions of Creation Units

10

1.

Timing

10

2.

Payment

11

3.

Authorized Participants

13

4.

Transaction Fees

13

F ..

Intraday Indicative Values

14

G .

Buying and Selling Shares

15

H .

Investor Education and Market Information

16

I .

Delivery of Disclosure Documents

18

V .

REQUEST FOR ETMF RELIEF

19

A.

In Support of ETMF Relief

19

B.

Legal Analysis of ETMF Relief

22

1.

Exemption from the Provisions of 2(a)(32) and Section 5(a)(1)

23

2.

Exemption from the Provisions of Section 22(d) and Rule 22c-1

24

3.

Exemption from the Provisions of Section 22(e)

26

4.

Exemption from the Provisions of Section 17(a)

28

VI .

REQUEST FOR MASTER-FEEDER RELIEF

30

A.

In Support of Master-Feeder Relief

30

B.

Legal Analysis of Master-Feeder Relief

31

i

1.

Exemption from the Provisions of Sections 12(d)(1)(A) and (B)

32

2.

Exemption from the Provisions of Section 17(a)

33

3.

Section 18 Considerations

34

VII.

REQUEST FOR FUND OF FUNDS RELIEF

34

A.

In Support of Fund of Funds Relief

34

B.

Legal Analysis of Fund of Funds Relief

37

1.

Exemption from the Provisions of Sections 12(d)(1)(A) and (B)

37

2.

Exemption from the Provisions of Section 17(a)

40

VIII ..

CONDITIONS TO THE APPLICATION

41

A.

ETMF Relief

41

B.

Fund of Funds Relief

42

IX .

NAMES AND ADDRESSES

45

X .

PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

45

APPENDIX A

48

ii

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Eaton Vance Management Eaton Vance ETMF Trust Eaton Vance ETMF Trust II Two International Place Boston, MA 02110 File No. 812-14139

Third amended application for an order under section 6(c) of the Investment Company Act of 1940 for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act and under section 12(d)(l)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act

I.

SUMMARY OF APPLICATION

In this third amended application, Eaton Vance Management , a Massachusetts business trust and wholly owned subsidiary of Eaton Vance Corp .., together with successors thereto1 (“ Eaton Vance ”), Eaton Vance ETMF Trust and Eaton Vance ETMF Trust II (each a “ Trust ,” and together, the “Trust s ”) (collectively, the “Applicants”) seek exemptive relief to permit them to offer exchange-traded managed funds , a new kind of registered investment vehicle.

Under the requested relief, ETMFs (as defined below) will operate as actively managed open-end funds whose shares (“Shares”) trade on an Exchange (as defined below) at prices directly linked to the fund’s next-determined net asset value (“NAV”). As described below, ETMFs seek to provide the cost and tax efficiencies of exchange-traded funds (“ETFs”) to investors in active fund strategies, while maintaining the confidentiality of current portfolio trading information. Because they would provide market makers with opportunities to earn reliable, low-risk profits without intraday hedging and because they would trade in a transparent manner on an Exchange (as defined below), ETMFs can be expected to trade at prices that are consistently close to NAV in the absence of daily portfolio holdings disclosure.

To permit the offering of ETMFs, Applicants request an order (“Order”) under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-l under the Act; under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act; and under section 12(d)(l)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. The Order, if granted, would permit ETMFs to operate either as stand-alone funds or as feeder funds in a master-feeder structure. The Order would also permit ETMFs to sell their shares to certain other registered investment companies.

The relief requested to permit the operation of ETMFs (“ETMF Relief”) is substantially the same as the relief routinely granted by the Securities and Exchange Commission

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1

For purposes of the requested order, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

(“Commission”) to ETFs,2 except for the relief from section 22(d) and rule 22c-1 necessary to permit the ETMFs to be traded at prices based on the next-determined NAV and reflecting the bid/offer market for Shares in NAV-Based Trading (as defined below). This application discusses in detail the factual and legal considerations supporting ETMF Relief.

The relief requested to permit ETMFs operating as feeder funds to engage in in-kind transactions with a master fund (“Master-Feeder Relief”) is substantially similar to exemptive relief previously granted by the Commission. 3 Applicants request that the Master-Feeder Relief apply to ETMFs that operate as feeder funds in a master-feeder structure (each such ETMF, an “ETMF Feeder”) alongside one or more other registered open-end management investment companies advised by the same investment adviser (each such other open-end investment company, a “Mutual Fund Feeder ,” and together, the “Feeder Funds”). Each ETMF Feeder would invest substantially all of its assets in a registered open-end management investment company in the same “group of investment companies,” as defined in section 12(d)(l)(G)(ii) of the Act (“Master Fund”). 4 To the extent necessary and as described below, a Master Fund could rely on the requested Master-Feeder Relief. 5

The relief requested to permit ETMFs to sell their shares to other registered funds (“ Fund of Funds Relief ”) is substantially the same as relief previously provided to ETFs.6   Applicants request that the Fund of Funds Relief apply to (a) any ETMF, (b) Acquiring Funds (as defined below), (c) the registered broker-dealer (“Broker”) acting as principal underwriter for the distribution of Shares (“ Distributor ”) and (d) other Brokers that sell Shares to Acquiring Funds.

Applicants request that the Order apply to the ETMFs listed in Appendix A (the “ Initial ETMFs ”) and to any future series of the Trusts or any other registered open-end management investment companies or series thereof that (a) are advised by Eaton Vance or any entity controlling, controlled by or under common control with Eaton Vance that is registered as an “investment adviser” under the Advisers Act (as defined below) (the “ Adviser ”) and (b) make the representations and meet the conditions of the Order (such funds, “ Future ETMFs ”). All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the application.

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2

Cf., Emerging Global Advisors, LLC, et al .., Investment Company Act Release Nos. 30382 (Feb. 13, 2013 ) (notice) and 30423 (Mar. 12, 2013) (order) (“ EGA Order ”); T. Rowe Price Associates, et al., Investment Company Act Release Nos. 30299 (Dec. 7, 2012) (notice) and 30336 (Jan. 2, 2013 ) (order) (“ T. Rowe Order ”).

3

See, e.g., T. Rowe Order.

4

Applicants believe that a Mutual Fund Feeder may rely on the exemption provided in section 12(d)(1)(E) of the Act; however, this exemption may be unavailable to the Mutual Fund Feeders should the Mutual Fund Feeders engage in in-kind securities transactions with investors and the Master Funds.

5

Each Master Fund will issue and redeem its interests in accordance with the requirements of section 22 of the Act and the rules promulgated thereunder, except that Applicants seek the relief requested herein from section 22(e) of the Act for Global ETMFs (as defined below) to apply also to their respective Master Funds with respect to the ETMF Feeders. All Master Fund interests will otherwise carry the same rights and will be sold and redeemed by investors therein on the same basis. No Master Fund will be publicly offered or marketed.

6

See, e.g., EGA Order, T. Rowe Order (collectively, “ Fund of Funds Precedent ”).

The Initial ETMFs and Future ETMFs together are the “ ETMFs ..” In support of future fund relief, Applicants note that Future ETMFs raise no legal or policy questions different from those presented by the Initial ETMF s and assert that the arguments for exemptive relief are equally valid regardless of the type of assets or investment strategy utilized by a specific ETMF. 7 Accordingly, there should be no need for or benefit from individual review of each Future ETMF. Moreover, Applicants believe that subjecting Future ETMFs to case-by-case review could interfere with the successful adoption by the investment community of the ETMF structure, notwithstanding the important benefits that ETMFs can offer to fund investors. 8

Applicants further request that, following approval, the terms and conditions of the Order may apply to registered open-end management investment companies or series thereof not advised by the Adviser that seek to operate as ETMFs.  Applicants anticipate that Eaton Vance or an affiliate thereof will enter into license agreements9  with other registered investment advisers (each a “ Licensed Adviser ”) advising a trust that intends to launch new funds operating as ETMFs (the Licensed Adviser and such trust together, the “ Future Applicants ”). Future Applicants will apply for a separate exemptive order that incorporates by reference all the terms and conditions of this application and any amendments thereto.

II. OVERVIEW OF ETMFS

ETMFs can be thought of as a hybrid between traditional mutual funds and ETFs, combining features of both. Like ETFs, ETMFs will be exchange-traded, directly issue and redeem Shares only in prescribed large Share aggregations (“ Creation Units ”), impose fees on Creation Units issued and redeemed to offset the associated fund costs,10 and primarily utilize in-kind transfers of portfolio holdings in issuing and redeeming Creation Units. Like mutual funds,

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7

See infra Section IV.C.

8

Because NAV-Based Trading will function differently from conventional ETF trading, the introduction of ETMFs will require various market participants—including Brokers, Exchanges (as defined below), market makers, fund administrators and market data providers—to modify their systems to accommodate this new fund type and the distinctive way in which it will trade. Brokers will also need to train their financial advisers and educate their customers about the different features of ETMFs in conjunction with their launch. Applicants are concerned that requiring a separate exemptive order for Future ETMFs—or restricting initial relief to a limited range of funds—could have the unintended consequence of causing Brokers to limit their upfront investments supporting ETMF systems implementation, financial adviser training and investor education due to an inability to justify such investments to offer only a handful of ETMFs to their clients. This could lead to a slow rate of adoption for ETMFs or, even worse, result in this potentially valuable fund innovation never getting off the ground, depriving investors of the benefits of the ETMF structure as described herein.  Prior to the initial operations of ETMFs, the Listing Exchange, any other Exchanges trading ETMFs pursuant to unlisted trading privileges and Brokers will have installed systems for the entry of orders to buy and sell Shares using NAV-Based Trading (as each term is defined herein).

9

Aspects of NAV-Based Trading are protected intellectual property described in one or more of U.S. Patent Nos. 7,444,300, 7,496,531, 7,689,501, 8,131,621, 8,306,901, 8,332,307, 8,452,682, 8,577,877 and 8,655,765 and in pending patent applications.

10

See infra Section IV.E.4.

ETMFs will be bought and sold at NAV-Based Prices (as defined below) and will seek to maintain the confidentiality of their current portfolio trading information.

The distinguishing aspects of ETMFs are as follows:

•

An ETMF’s Shares will be listed and trade on a national securities exchange, as defined in section 2(a)(26) of the Act (“ Exchange ”), at prices based on the ETMF’s next-computed NAV (“ NAV-Based Prices ”).11 NAV will be determined at the end of each day that the New York Stock Exchange (“ NYSE ”) is open for trading (“ Business Day ”), normally 4:00 p.m. Eastern Time (“ ET ”).12 In trading on an Exchange, Share transaction prices will vary from NAV by a market-determined premium to, or discount from, such NAV (“ premium/discount ”). Rules adopted by the executing Exchange will provide for purchases and sales of Shares utilizing such “ NAV-Based Trading ” to be executed throughout each Business Day’s regular trading session (generally 9:30 a.m. ET to 4:00 p.m. ET) at prices equal to the ETMF’s next-computed NAV plus or minus a market-based premium/discount determined at trade execution, which premium/discount may be zero. All bids and offers for Shares quoted by market makers will be expressed as a specified premium or discount to NAV ( e.g. , NAV+$0.01, NAV-$0.02). Orders to transact in Shares at prices other than NAV-Based Prices will not be permitted under the rules of the Exchange.13

•

ETMFs will not charge a sales load. Intermediaries’ compensation for selling Shares will be limited to (a) any commissions Brokers charge in connection with secondary market transactions in Shares, (b) the spread between the bid prices at which market makers and other dealers purchase Shares and the ask prices at which market makers and other dealers sell Shares, and/or (c) the premium/discount of Shares market makers and other dealers sell (purchase) in the market and then enter into offsetting transactions with the ETMF to purchase (redeem).  Premiums/discounts on market transactions in Shares are not sales charges, and therefore will not be subject to the limitation applicable to sales charges under NASD Conduct Rule 2830 or any other set limitation.  ETMF Shares will not be subject to a distribution or service fee pursuant to a plan adopted under Rule 12b-1 of the Act.

•

Shares may be purchased and redeemed from the issuing ETMF only by or through Authorized Participants (as defined below) in Creation Unit quantities,14 principally in

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11

In NAV-Based Trading, the premium or discount to NAV ( e.g., +$0.01, -$0.02) will be locked in at trade execution, whereas the final transaction price ( e.g., $20.20 per Share) will not be determined until that Business Day’s NAV is computed. Unlike conventional ETFs, trading in ETMFs will not offer investors the opportunity to buy and sell intraday based on current (versus end-of-day) determinations of value.

12

Future ETMFs may compute their NAV more than once each Business Day or once daily at times other than 4:00 pm ET, consistent with rule 22c-1 under the Act.

13

Applicants represent that the listing and trading rules adopted by any Exchange for ETMFs will mandate that NAV-Based Trading apply to all transactions in Shares on the Exchange.

14

The number of Shares constituting a Creation Unit will be set by the Adviser based primarily on its determination of the Creation Unit size that will be most conducive to efficient secondary market trading of Shares. Maintaining relatively small Creation Unit sizes enables ETMF market makers to limit their exposure to market risk exchange for the instruments (“ Basket Instruments ”) specified by the ETMF at the beginning of each Business Day (collectively, the “ Basket ”).15  The value of each day’s Basket, plus or minus a Balancing Amount (as defined below), will equal the value of a Creation Unit on that day.16 All persons purchasing or redeeming Creation Units will incur a fee payable to the ETMF (“ Transaction Fee ”).17

•

To preserve the confidentiality of its current portfolio trading program, an ETMF will disclose the specific composition of its investments (“ Portfolio Positions ”) only at periodic intervals and with a lag, in compliance with the requirements for open-end investment companies.18  As described below, because ETMFs will trade using NAV-Based Trading, contemporaneous disclosure of Portfolio Positions is not necessary to maintain a close relationship between the trading prices of Shares and NAV.

•

An ETMF’s daily Basket will normally vary from the current Portfolio Positions as required to maintain the confidentiality of its current trading activity. The Basket may include proportionately more cash than in the ETMF’s Portfolio Positions, with such additional cash substituting for Portfolio Positions that are not included in the Basket.19

•

ETMFs will cause estimates of the intraday value of their Shares (“ Intradav Indicative Values ” or “ IIVs ”) to be publicly disseminated at intervals of not more than 15 minutes throughout the regular trading session of the Listing Exchange (as defined below) each Business Day for the limited purpose discussed below.20

III.

APPLICANTS

A.

The Trusts and the Initial ETMFs

Each Trust is a business trust, organized under the laws of the Commonwealth of Massachusetts and consisting of multiple series. Each Trust will be registered with the Commission as an open-end management investment company and will be overseen by its board of trustees (“ Board ”).

in Share inventory held overnight. Applicants represent that a Creation Unit will consist of a specified number of Shares between 5,000 and 50,000 Shares.

15

See infra Section IV.E.2.

16

To the extent that the closing value of the instruments in an ETMF’s Basket on a given Business Day differs from that day’s computed Creation Unit value, a Balancing Amount (as defined below) would be added to or subtracted from the transaction proceeds of a creation or redemption.

17

See infra Section IV.E.4.

18

See infra Section IV.A and Section IV.D.

19

See infra Section IV.E.2.

20

See infra Section IV.F.

Each ETMF (and, in the case of an ETMF Feeder, its Master Fund) will be structured as a diversified or non-diversified open-end management investment company. Its Portfolio Positions will qualify it for registration as an open-end management investment company under the Act, and it will adopt fundamental and non-fundamental policies.

Each ETMF and its Shares will be registered under the Securities Act of 1933, as amended (the “Securities Act ”), and the Act. Shares will be distributed through the Distributor as principal underwriter.

Dividends and other distributions by ETMFs will be declared and paid in the same manner as by other registered open-end investment companies. 21 Beneficial owners of Shares (“Beneficial Owners”) will have one vote per Share with respect to matters for which a shareholder vote is required, consistent with the requirements of the Act and the rules promulgated thereunder and the laws of the Commonwealth of Massachusetts. Shares will be registered in book-entry form only. No Beneficial Owner shall have the right to receive a certificate representing Shares.

The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC ”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial Owners will be shown on the records of DTC or DTC-participating institutions (e.g., Brokers, banks, trust companies and other financial institutions) (“DTC Participants”).

Beneficial Owners of Shares will exercise their rights in Shares indirectly through DTC and DTC Participants. Dividends will normally be paid and all notices, statements, shareholder reports and other communications required under the Act and other applicable laws to be given to Beneficial Owners will normally be provided through the customary practices and facilities of DTC and DTC Participants.

B.

The Adviser

Eaton Vance will be the investment adviser to the Initial ETMF s ..  Future ETMFs may be advised by either Eaton Vance or an entity controlling, controlled by or under common control with Eaton Vance ..  Eaton Vance is a Massachusetts business trust and wholly owned subsidiary of Eaton Vance Corp. with its principal place of business in Boston, Massachusetts. Eaton Vance is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Subject to the oversight and authority of the Board, the Adviser will develop and manage the overall investment program of each ETMF and will arrange and oversee the provision of necessary services for each ETMF (including custodial, transfer agency and administration

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21

No ETMF will make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain Brokers may make a dividend reinvestment service available to their clients. Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

services). The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to ETMFs (“Subadvisers”). Any Subadviser will be registered under the Advisers Act unless not subject to such registration.

C.

The Distributor

A broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will act as Distributor of the ETMFs. The Distributor may be affiliated with the Adviser, but will not be affiliated with the Exchange upon which the ETMF is listed. Applicants request that the relief requested in this application apply to any Distributor of Shares, whether affiliated or unaffiliated with the Adviser. Any Distributor will comply with the terms and conditions of this application. The Distributor will distribute Shares on an agency basis.

IV.

APPLICANTS’ PROPOSAL FOR ETMFS

A.

Investment Program

Each ETMF’s Portfolio Positions will consist of securities and other assets selected and managed by its Adviser or Subadviser to pursue the ETMF’s investment objective. 22 In all cases, an ETMF’s investments will be made in accordance with its investment policies and the requirements of the Act and rules thereunder. If an ETMF operates as a Feeder Fund, its investments will be made through its associated Master Fund.

B.

Listing and Trading

Shares will be listed on an Exchange in the same manner as other equity securities and ETFs.  The principal secondary market for the Shares will be the Exchange on which they are listed (the “Listing Exchange ”) and, pursuant to unlisted trading privileges (“ UTP ”), other Exchanges.23  Applicants currently expect The NASDAQ Stock Market LLC (“Nasdaq”) to be the Listing Exchange for the Initial ETMFs. 24

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22

Consistent with longstanding Commission guidelines for registered open-end management investment companies, each ETMF (or, in the case of an ETMF Feeder, its Master Fund) will hold no more than 15% of its net assets in illiquid securities and other illiquid assets.  If an ETMF (or, in the case of an ETMF Feeder, its Master Fund) invests in derivatives: (a) the Board periodically will review and approve (i) the ETMF’s (or, in the case of an ETMF Feeder, its Master Fund’s) use of derivatives and (ii) how the Adviser assesses and manages risk with respect to the ETMF’s (or, in the case of an ETMF Feeder, its Master Fund’s) use of derivatives; and (b) the ETMF’s disclosure of its (or, in the case of an ETMF Feeder, its Master Fund’s) use of derivatives in its offering documents and periodic reports consistent with relevant Commission and SEC Staff guidance.

23

In addition to trading on the Listing Exchange, ETMF Shares may trade pursuant to UTP on other Exchanges that have obtained appropriate licenses, adopted applicable exchange rules and developed systems to support NAV-Based Trading.

24

Applicants note that Nasdaq’s listing requirements would require at least two RMMs to be registered in order for an ETMF to maintain a Nasdaq listing. RMMs on Nasdaq must make a continuous, two-sided market at all times or risk regulatory sanctions. Applicants believe that competition among RMMs and other market makers should result in a highly efficient market for Shares.

Applicants expect at least two member firms of Nasdaq to be designated as Registered Nasdaq Market Makers (“RMMs’’) for each ETMF listed on Nasdaq. The RMMs will be responsible for promoting an active and liquid trading market in Shares. No RMM of any ETMF will be an affiliated person, or an affiliated person of an affiliated person (“ second-tier affiliate ”), as defined in section 2(a)(3) of the Act , of the ETMF, except under section 2(a)(3)(A ) or (C) of the Act solely due to ownership of Shares. Further, except to the extent permitted by the ETMF Relief requested under sections 6(c) and 17(b) from section 17(a), no Distributor, promoter or affiliated person of the ETMF, or any second-tier affiliate, will be an Authorized Participant or make a market in Shares, unless permitted to do so by a Commission rule, other exemptive order or SEC Staff no-action letter.

C.

Share Trading Prices

The principal difference between trading in Shares and trading in other exchange-traded securities, including ETF shares, is that the trading price of an ETMF’s Shares will be directly linked to the ETMF’s end-of-day NAV. In NAV-Based Trading, all bids, offers and execution prices are expressed as a market-determined premium or discount (e.g., +$0.01, -$0.02) to that day’s NAV. For each trade, the premium or discount to NAV (which may be zero) is locked in at trade execution and the final transaction price (i.e., NAV plus or minus the market-determined premium/discount to NAV) is determined at the end of the day when the ETMF’s NAV is computed.

Although Share prices will be quoted throughout the day by market makers at premiums/discounts relative to NAV (e.g., NAV+$0.01, NAV-$0.02), there is not a fixed relationship between trading prices and NAV. Instead, the premium or discount to NAV at which Share transactions are executed will depend on market factors, including the balance of supply and demand for Shares among investors, Transaction Fees and other costs associated with creating and redeeming Creation Units of Shares, 25 competition among market makers , the Share inventory positions and inventory strategies of market makers , and the volume of Share trading. Reflecting these and other market factors, prices for Shares in the secondary market may be above, at or below NAV.

Because Share trading prices are based on end-of-day NAV, a market maker holding positions in Shares is not exposed to intraday market risk. Whether an ETMF’s underlying value goes up or down over the course of a trading day will not affect how much profit a market maker earns by selling (or buying) Shares in the market at a net premium (discount) to NAV, and then purchasing (redeeming) an offsetting number of Shares at the end of the day in transactions with the ETMF. No intraday market risk means no requirement for intraday hedging, and therefore no

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25

The Transaction Fees applicable to each Business Day’s purchases and redemptions of Creation Units of Shares are disclosed prior to the open of market trading on that day. Therefore, market makers are not subject to uncertainty regarding the Transaction Fees that apply to their creations and redemptions. For in-kind creations and redemptions, other costs of creating and redeeming Creation Units include the commissions paid to buy or sell the specified Basket Instruments and the variance between the aggregate transaction prices of the Basket Instruments and their end-of-day values. Higher, and more uncertain, estimated costs to create and redeem Creation Units will generally translate into wider ETMF premiums and discounts in secondary market trading.

associated requirement for the market maker to know the current composition of the ETMF’s non-Basket holdings.

An ETMF market maker that purchases (or redeems) a Creation Unit at the end of a trading day to offset its net intraday sales (purchases) of a Creation Unit quantity of Shares will earn profits to the extent that it either sells (buys) Shares at an aggregate premium (discount) to NAV or buys (sells) a Creation Unit-equivalent quantity of Basket Instruments at an aggregate discount (premium) to their end-of-day values, and the net amount of ETMF premium (discount) plus Basket Instruments discount (premium) exceeds the Transaction Fee that applies to a purchase (redemption) of a Creation Unit.26

Different from ETFs , ETMFs offer market makers a profit opportunity that is not based on the ability to arbitrage differences between fund trading prices and underlying portfolio values or requiring the management of intraday market risk. 27  To realize profits from ETMF market making, a market maker holding short (or long) positions in Shares accumulated intraday need only transact with the ETMF to purchase (redeem) a corresponding number of Creation Units of Shares, buy (sell) the equivalent quantities of Basket Instruments at market-closing or better prices, and offload any remaining sub-Creation Unit Share inventory through secondary market transactions prior to the close. 28

Because making markets in ETMFs is simple to manage and low risk, competition among market makers seeking to earn reliable, low- risk profits should enable ETMFs to routinely trade at tight bid-ask spreads and narrow premiums/discounts to NAV.  Applicants expect that the cost of intermediation for ETMFs would be contained, and profits would be relatively more predictable, which would foster intermediary participation in the market for ETMFs and therefore the competition necessary to limit the levels of the premium/discount.    Further, because the mechanism that underlies efficient trading of ETMFs does not involve arbitrage or trading in non-Basket Instruments, the need for full portfolio transparency to achieve tight markets in Shares is eliminated.

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26

The ETMF market maker profit equation is simplified for cash creations and redemptions. An ETMF market maker who purchases (or redeems) a Creation Unit in cash to offset its net intraday sales (purchases) of a Creation Unit quantity of Shares will earn profits to the extent that it sells (buys) Shares in the secondary market at an aggregate premium (discount) to NAV that exceeds the Transaction Fee that applies to a cash creation (redemption) of a Creation Unit.

27

In a typical ETF, intermediaries enter into arbitrage transactions to take advantage of deviations between market price and NAV, and that arbitrage is the mechanism that is understood to keep the market price and the NAV of ETFs aligned.

28

ETMF market makers are expected generally to seek to minimize their exposure to price risk in Shares by holding little or no overnight inventory. Eaton Vance believes that establishing Creation Unit sizes for ETMFs that are somewhat smaller (i.e., in a range of 5,000 to 50,000 Shares) than is customary for ETFs will support secondary market trading efficiency by facilitating tighter market maker inventory management because it facilitates closing out positions at the end of each trading day .. To the extent that market makers hold small positions in Shares overnight, they are expected to aggregate such holdings with other risk positions and transact at or near the market close to buy or sell offsetting positions in appropriate, broad-based hedging instruments, such as S&P 500 and other index futures and ETFs. Such hedging of overnight inventory risk on a macro basis does not require disclosure of non-Basket Portfolio Positions.

The Applicants assert that the mechanisms supporting efficient trading of ETMFs are equally applicable across different asset classes and investment strategies.  An ETMF can hold relatively illiquid assets and still trade with tight bid-offer spreads and narrow premiums/discounts to NAV by creating and redeeming Shares in cash.  Unlike for ETFs, portfolio holdings that are not included in an ETMF’s Basket do not influence how tightly the ETMF will trade.

D.

Portfolio Holdings Disclosure

ETMFs will not make their full Portfolio Positions available on a daily basis.  Instead, ETMFs will disclose their holdings in full at least once quarterly, in compliance with the requirements applicable to open-end investment companies. As a matter of practice, many mutual funds provide public disclosure of their holdings more frequently , and on a more timely basis, than the minimum requirement (such as monthly with a 30-day lag). The disclosure practices of ETMFs are expected to be similar to those of mutual funds holding similar types of investments.

As described above, the mechanism that connects trading prices of Shares to NAV in NAV-Based Trading does not require contemporaneous disclosure of Portfolio Positions to function effectively. Because disclosing holdings in real-time can facilitate front-running of portfolio trades and enable copycat investors to replicate a fund’s portfolio positioning, active managers have to date largely avoided the transparent ETF model. By removing the requirement for portfolio transparency, ETMFs have the potential to provide investors with access to a broad range of active strategies in a structure that provides the cost and tax efficiencies and shareholder protections of an exchange-traded fund.

E.

Purchases and Redemptions of Creation Units

1.

Timing

The Trust s will issue and redeem Shares of ETMFs in Creation Units through the Distributor each Business Day at the NAV per Share next determined after an order in proper form is received. Validly submitted orders to purchase or redeem Creation Units on each Business Day will be accepted until the NYSE market close (the “Order Cut-Off Time”), generally 4:00 p.m. ET, on the Business Day that the order is placed (the “Transmittal Date”). All orders must be received by the Distributor no later than the Order Cut-Off Time in order to receive the NAV determined on the Transmittal Date.

For custom orders (as defined below), the Distributor may require that the order be received no later than one hour prior to Order Cut-Off Time. When the Listing Exchange or bond markets close earlier than normal, an ETMF may require orders for Creation Units to be placed earlier in the Business Day. Orders to purchase Shares of ETMFs invested in fixed-income instruments may not be accepted on any day when the bond markets are closed.

2.

Payment

To keep trading costs low and enable a fund to be as fully invested as possible, in-kind transactions will be the primary method of creation and redemption of Creation Units for most types of ETMFs. Creations and redemptions may be effected entirely in cash for ETMFs for which in-kind delivery of Portfolio Positions is not practicable or deemed not in the best interests of shareholders.

On each Business Day, an ETMF will construct its Basket in accordance with policies and procedures that: (a) have been approved by the ETMF’s Board based on a determination that such policies and procedures are in the best interests of the ETMF and (b) will be administered in accordance with rule 38a-1 under the Act by the chief compliance officer designated by the ETMF pursuant to that rule.  Each Business Day, the Basket will be the same for all purchasers and redeemers of an ETMF’s Creation Units, except that the Basket may be different for different purchasers and redeemers of an ETMF’s Creation Units on the same Business Day to the extent described in this section with respect to cash transferred in lieu of Basket Instruments if: (a) policies and procedures of the ETMF permit such differences with regard to the Basket; (b) the ETMF’s Board has approved such policies and procedures based on a determination that they are in the best interests of the ETMF; and (c) the chief compliance officer designated by the ETMF pursuant to rule 38a-1 under the Act administers the policies and procedures in accordance with that rule.  Basket Instruments may include cash, securities and/or other assets and investment positions.29 To the extent there is a difference between the NAV of a Creation Unit and the aggregate market value of the Basket exchanged for the Creation Unit, the party conveying the lower value will pay to the other an amount in cash equal to that difference (the “Balancing Amount”).

Pursuant to policies and procedures that have been approved by the ETMF’s Board and in accordance with rule 38a-1 , to preserve the confidentiality of an ETMF’s trading activities, Applicants anticipate that the Basket will normally not be a pro rata slice of the Portfolio Positions. Rather, instruments being acquired will generally be excluded from the Basket until their purchase is completed and instruments being sold may not be removed from the Basket until the sale program is substantially completed. Further, when deemed by the Adviser to be in the best interest of an ETMF and its shareholders, other Portfolio Positions may be excluded from the Basket. Whenever Portfolio Positions are excluded from the Basket, the Basket may include proportionately more cash than is in the portfolio, with such additional cash substituting for the excluded Portfolio Positions.

An ETMF may permit an Authorized Participant to deposit or receive, as applicable, cash in lieu of some or all of the Basket Instruments, solely because: (a) such Basket Instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (b) such

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29

ETMFs must comply with the federal securities laws in accepting Basket Instruments in connection with issuing Creation Units and satisfying redemptions with Basket Instruments, including that the securities and other instruments included in the Basket are sold in transactions that would be exempt from registration under the Securities Act. In accepting Basket Instruments and satisfying redemptions with Basket Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, ETMFs must comply with the conditions of rule 144A.

Basket Instruments are not eligible for trading by the Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (c) a holder of Shares of an ETMF investing in foreign instruments (“ Global ETMFs ”) would be subject to unfavorable income tax treatment if the holder received redemption proceeds in kind. 30 No other Basket substitutions will be permitted.

In addition, an ETMF that normally issues and redeems Creation Units in kind may require purchases and redemptions to be made entirely or in part on a cash basis. 31 In such an instance, the ETMF will announce, before the open of trading on a given Business Day, that all purchases, all redemptions or all purchases and redemptions on that day will be made wholly or partly in cash. An ETMF may also determine, upon receiving a purchase or redemption order from an Authorized Participant, to require the purchase or redemption, as applicable, to be made wholly in cash.

Each Business Day, before the open of trading on the Listing Exchange, the Adviser will cause the Basket, including the names and quantities of the securities and other Basket Instruments, and the estimated Balancing Amount32 for that day to be disseminated through the National Securities Clearing Corporation (“ NSCC ”), a clearing agency registered with the Commission and affiliated with DTC.33 The published Basket will apply until a new Basket is announced on the following Business Day, and there will be no intraday changes to the Basket except to correct errors in the published Basket. The Adviser will also make available on a daily basis information about the previous day’s Balancing Amount.

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30

A “ custom order ” is any purchase or redemption of Shares made in whole or in part on a cash basis as described in clause (a) or (b) of this paragraph.

31

In determining whether an ETMF will issue or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the ETMF and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed-income markets. Purchases of Creation Units either on an all-cash basis or in kind are expected to be neutral to the ETMFs from a tax perspective. In contrast, cash redemptions typically require selling Portfolio Positions, which may result in adverse tax consequences for the remaining ETMF shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant use of in-kind redemptions.

32

Applicants expect the same information to be provided through the Listing Exchange each Business Day prior to the opening of trading in Shares.

33

Personnel of the Adviser and any Subadviser who are responsible for the designation and dissemination of the Basket will be prohibited from communicating any changes in the Basket to other personnel within their organizations, any affiliates, or other unauthorized individuals or organizations until after such changes have been disseminated through NSCC. In reviewing the policies and procedures of any Subadviser pursuant to Rule 38a-l under the Act, Applicants will seek to ensure that they are consistent with the foregoing. In addition, the Adviser, any Subadviser and the Distributor will each have adopted a code of ethics as required by Rule 17j-l under the Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-l) from engaging in any conduct prohibited in Rule 17j-l. The Adviser and any Subadviser, as required under section 204A of the Advisers Act, will also have adopted policies and procedures that are reasonably designed, taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information by the Adviser, the Subadviser or any associated person.

3.

Authorized Participants

All orders to purchase or redeem Creation Units must be placed with the Distributor by or through an “ Authorized Participant ,” which is either: (a) a “ participating party ,” ( i.e., a Broker or other participant in the Continuous Net Settlement (“ CNS ”) System of the NSCC) or (b) a DTC Participant, which in any case has executed an agreement with the Distributor (“ Participant Agreement ”). An investor does not have to be an Authorized Participant to transact in Creation Units, but must place an order through and make appropriate arrangements with an Authorized Participant.

4.

Transaction Fees

All persons purchasing or redeeming Creation Units are expected to incur a Transaction Fee to cover the estimated cost to the ETMF of processing the transaction, including the costs of clearance and settlement charged to it by NSCC or DTC, and the estimated trading costs incurred in converting the Basket to the desired portfolio composition. 34 Transaction Fees will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been authorized by the Board and determined by the Adviser to be appropriate to defray the expenses that the ETMF incurs when an investor purchases or redeems Creation Units. 35 The purpose of Transaction Fees is to protect an ETMF’s existing shareholders from the dilutive costs associated with the purchase and redemption of Creation Units. Transaction Fees will differ among ETMFs and may vary over time for an ETMF, depending on the estimated trading costs related to a particular ETMF’s Portfolio Positions and Basket, processing costs and other considerations. Transaction Fees may include fixed amounts per creation or redemption event, amounts varying with the number of Creation Units purchased or redeemed, and amounts varying based on the time an order is placed. ETMFs that permit the substitution of cash for Basket Instruments may impose higher Transactions Fees on the substituted cash amount. In addition, investors purchasing or redeeming Creation Units that clear through DTC may pay a higher Transaction Fee than on purchases or redemptions that clear through NSCC ,36 because Applicants expect DTC generally to charge ETMFs more than NSCC in connection with Creation Unit transactions.

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34

As discussed below in Section VI of the application, with respect to ETMFs operating in a master-feeder structure, the Transaction Fee may be paid to the Master Fund as a Master Fund Transaction Fee (as defined below) to cover expenses related to purchases or redemptions of the Master Fund’s interests by the ETMF Feeder.

35

The Transaction Fees applicable to each Business Day’s purchases and redemptions of Creation Units of Shares will be disclosed prior to the open of market trading on that day. In all cases, the Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

36

Authorized Participants who participate in the CNS System of the NSCC are expected to be able to use the enhanced NSCC/CNS process for effecting in-kind purchases and redemptions of ETFs (the “ NSCC Process ”) to purchase and redeem Creation Units of ETMFs that limit the composition of their Baskets to include only NSCC Process-eligible instruments (generally domestic equity securities and cash).  Because the NSCC Process is generally more efficient than the DTC clearing process, DTC will likely charge an ETMF more than NSCC to settle purchases and/or redemptions of Creation Units.

Sales charges (or loads) will not be imposed by any ETMF on purchases or redemptions of Creation Units or secondary market transactions in Shares. Investors purchasing or selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses.

F.

Intraday Indicative Values

The Trust s will arrange for the continuous calculation by an independent third party and publication throughout the regular trading session of the Listing Exchange (generally 9:30 a.m. to 4:00 p.m. ET) each Business Day of the IIV of each ETMF’s Shares. 37 IIVs will be disseminated at intervals of not more than 15 minutes ..

The purpose of IIVs in the context of ETMFs 38 is to help investors determine the number of Shares to buy or sell if they want to transact in an approximate dollar amount (i.e., If I want to acquire approximately $5,000 of an ETMF, how many Shares do I buy?). For this purpose, Applicants believe that dissemination of IIVs every 15 minutes is sufficient. More frequent IIV dissemination may increase fund costs without apparent benefit and could focus unwarranted investor attention on these disclosures. Moreover, for certain strategies, more frequent IIV disclosures could provide unintended information about current portfolio trading activity to market participants who possess the requisite analytical capabilities, computational power and motivation to reverse engineer the Portfolio Positions. 39

Because IIVs will generally differ from end-of-day NAV, they cannot be used to calculate with precision the dollar value of a prescribed number of Shares to be bought or sold. Especially during periods of volatile market conditions and for transactions executed early in the trading day, buyers and sellers of ETMFs face the risk that the value of their purchases and sales may differ materially from intended levels.

To seek to ensure that ETMF investors understand the risk that the value of their purchases and sales may differ from intended levels, each ETMF’s registration statement, website, and advertising and marketing materials will include prominent disclosure of this risk.

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37

Neither the Trust nor any ETMF will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

38

Different from ETFs, IIVs for ETMFs will not provide pricing signals that are potentially useful to market intermediaries or other buyers and sellers of shares seeking to estimate the premium/discount at which shares are currently trading.   In NAV-Based Trading, the secondary market premium/discount that applies to an ETMF is always fully transparent and does not depend on dissemination of IIVs.

39

The potential for market participants to use publicly disseminated IIVs to determine an exchange-traded fund’s Portfolio Positions (and to identify day - to - day changes in holdings) through data analysis has long been understood to be at least theoretically possible. In practice, the risk of information leakage increases as the frequency and precision of a fund’s IIV disclosures increase , and as the number of Portfolio Positions and the number of potential investments eligible for inclusion in the Portfolio Positions diminish. Research conducted by Applicants confirms that IIV dissemination at 15-minute intervals (26 data points per day) presents no risk of inadvertent Portfolio Positions disclosure for any ETMF investment strategy being contemplated. Dissemination of precisely calculated IIVs at the 15-second intervals (1560 data points per day) at which the IIVs of ETFs are normally disseminated may introduce reverse engineering risk for certain fund strategies, particularly those with concentrated portfolios or constrained investment opportunity sets.

In addition, when a retail ETMF order is submitted electronically, the investor will receive a prompt reminding the investor of the contingent pricing nature of Shares and the other principal distinctions of investing in ETMFs, and will be required to acknowledge that he or she has read and understood this information before the order is finalized. 40

G.

Buying and Selling Shares

The process of buying and selling Shares will be similar in most respects to that used in buying and selling shares of ETFs and other exchange-traded securities. An investor will first need to determine the number of Shares to buy or sell. Like the purchase or sale of dollar quantities of other exchange-traded securities, this normally involves a simple math exercise—dividing the intended dollar amount of the purchase or sale by the estimated price. For an ETMF, the transaction price can be estimated as the sum of the most recent IIV and the current bid (for sales) or offer (for purchases). If, for example, an investor seeks to buy approximately $5,000 of an ETMF whose current IIV is $19.98 and whose current offer price is NAV+$0.02, he or she should place an order to buy 250 shares (=5,000 ÷ 20.00).

Entering orders to buy and sell ETMFs will take place in the customary manner. The only significant difference versus entering traditional orders is that price limits for limit orders are expressed relative to NAV (e.g., NAV+$0.01, NAV-$0.02), rather than as an absolute dollar price. 41 When a retail ETMF order is submitted electronically, the investor will receive a prompt reminding the investor of the principal distinctions of investing in ETMFs and will be required to acknowledge that he or she has read and understood this information before the order is finalized.

Once finalized, an ETMF order will be transmitted by the investor’s Broker to be matched against the best current offer (for a purchase) or best current bid (for a sale) for execution on an Exchange. An order execution will be binding on both buyer and seller at the time their orders are matched on the executing Exchange. A notice of order execution will be issued by the Exchange to the trading parties contemporaneous with trade execution, stating the transaction price by reference to the to-be-determined NAV. After the Exchange receives the relevant ETMF’s NAV at the end of the day, it will: (a) price each trade in Shares at the executed premium or discount to NAV; (b) provide trade confirmations with final prices to the trading parties; and (c) deliver the trades to the NSCC for clearance and settlement. The parties to the trade will issue notices of order execution and trade confirmations to their customers upon receipt of trade information from the Exchange.

An ETMF order will not stay open for more than one trading day.  All orders to buy or sell an ETMF that are not executed on the day the order is submitted will be automatically cancelled as of the close of trading on such day.

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40

See infra Sections IV.G and IV.H.

41

Prior to the launch of ETMFs, the Listing Exchange, other Exchanges trading ETMFs pursuant to UTP and Brokers will have installed systems for the entry of orders to buy and sell Shares using NAV-Based Trading.

For investors, the only unusual aspect of the reporting, clearance and settlement of ETMF trades will be that, rather than receiving a single trade confirmation, they will receive both a notice of order execution—provided upon trade execution and reflecting the number of shares bought or sold —and a final confirmation— provided at the end of the day after NAV is computed and including final pricing information.

Like mutual funds, ETMFs will not offer investors the opportunity to buy and sell intraday based on a current (versus end-of-day) determination of a Share’s value. Although limit orders may be used to control the premium or discount to NAV at which transactions in Shares are executed, limit orders cannot be used to control or limit trade execution prices based on changes in an ETMF’s NAV, which will be determined at the end of the Business Day.

H.

Investor Education and Market Information

The Applicants understand the importance of establishing and maintaining a robust education program to support the launch of ETMFs. To seek to ensure that potential investors adequately understand ETMFs, the Adviser will undertake to educate the marketplace about the features, potential benefits and risks of investing in ETMFs. In particular, the Adviser will seek to focus investors’ attention on the key distinctions of ETMF investing, which include:

•

how to buy and sell ETMFs (see Section IV.G above);

•

the role of IIVs in ETMF trading (see Section IV.F above);

•

the portfolio disclosure policies of ETMFs and understanding that the current Basket is not a proxy for the Portfolio Positions (see Sections IV ..D and IV ..E.2 above); and

•

the risks of NAV-Based Trading ( as set forth in this section below).

Most of the fund information available for ETMFs, and the means for communicating such information to the marketplace, will be substantially similar to what fund sponsors now provide for mutual funds and ETFs. The Adviser will maintain a public website disclosing current fund information and containing links to current fund documents, including a fact sheet, summary and full prospectuses, statement of additional information (“SAI”) and shareholder reports. The website will also contain, on a per Share basis for each ETMF, the prior Business Day’s NAV, and the following trading information for such day: (a) intraday high, low, average and closing prices of Shares in Exchange trading, expressed as premiums/discounts to NAV; (b) the midpoint of the highest bid and lowest offer prices as of the close of Exchange trading, expressed as a premium/discount to NAV (the “Closing Bid/Ask Midpoint”); and (c) the spread between highest bid and lowest offer prices as of the close of Exchange trading (the “Closing Bid/Ask Spread.”). The website will also contain charts showing the frequency distribution and range of values of trading prices, Closing Bid/Ask Midpoints and Closing Bid/Ask Spreads over time.

Each of the special aspects of investing in ETMFs will be explained in detail in the educational materials available on the website, addressed in point-of-sale trade verification disclosures, and disclosed in fund prospectuses and summary prospectuses, other fund disclosure documents and advertising or marketing materials.

Current trade prices, best bids and offers for Shares, volume of Shares traded and other intraday trading information customarily available for exchange-traded securities will be continuously available for ETMFs on a real-time basis throughout each Business Day on Brokers’ computer terminals and through established electronic market data services. Such information may be accessed using the ETMF’s ticker symbol. As discussed above, the Trust s will also arrange for the calculation and publication of IIVs for each ETMF throughout each Business Day.

The key difference in the intraday trading information available for ETMFs versus ETFs is that ETMF prices will be expressed by reference to the next-determined NAV (e.g., “NAV+$0.01 , NAV-$ 0. 02 ”). Representing ETMF prices in this manner will make it clear to market participants that bids, offers and execution prices for ETMFs are based on a stated premium or discount to a future NAV, and that final transaction prices are determined when the reference NAV is computed.

Each ETMF’s registration statement, website and any advertising or marketing materials will include prominent disclosure that:

•

trading prices of Shares are linked to the ETMF’s next-computed NAV and will vary from NAV by a market-determined premium or discount, which may be zero;

•

trading prices of Shares may be above, at or below NAV, and may vary significantly from anticipated levels;

•

trading in Shares does not offer the opportunity to transact intraday based on current (versus end-of-day) determinations of the Shares’ value;

•

buyers and sellers of Shares will not know the value of their purchases and sales until the ETMF’s NAV is determined at the end of the trading day;

•

although limit orders can be used to control differences in trade price versus NAV (cost of trade execution), they cannot be used to control or limit execution price;

•

individual Shares may only be purchased and sold on an Exchange through a Broker and may not be purchased or redeemed directly from an ETMF;

•

Shares may be purchased or redeemed in transactions directly with an ETMF only in Creation Unit quantities by or through Authorized Participants;

•

there can be no guarantee that an active trading market for Shares will develop or be maintained, or that their listing will continue or remain unchanged;

•

the Basket is not intended to be representative of current Portfolio Positions and may vary significantly from the Portfolio Positions;

•

buying and selling Shares on the Exchange may require the payment of brokerage commissions and expose the buyer or seller to other transaction costs;

•

due to brokerage commissions and other transaction costs that may apply, frequent trading may detract from realized investment returns; and

•

an investor’s realized returns will be reduced if the investor sells Shares at a greater discount or narrower premium to NAV than he or she acquired the Shares.

Applicants will comply with any additional disclosure requirements with respect to ETMFs as imposed by the staff.   No ETMF will be marketed or held out as an open-end investment company, mutual fund or ETF. To that end, the description of ETMFs in all marketing materials will be limited to the terms “exchange-traded managed fund,” “investment company,” “fund” and “trust,” without reference to an ETMF being an “open-end fund,” a “mutual fund” or an “ETF.”  Unlike mutual fund shares, Shares of ETMFs are not individually redeemable.  Trading prices of Shares may be above, at or below NAV, are determined by market factors and may vary significantly from anticipated levels.  Unlike many mutual funds, ETMFs are expected to have a single-class structure, which may inhibit investor choice.  Further, as described more fully below,42 certain investor services routinely offered by mutual funds (such as dollar-based purchases and sales, automatic dividend reinvestment and free exchanges within a fund family) may not be available for ETMFs.

I.

Delivery of Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of section 5 of the Securities Act, section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust (“ UIT ”) or an open-end management company if any other security of the same class is currently being offered or sold by the issuer, or by or through an underwriter, in a public distribution. Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the provisions cited above require the delivery of a statutory prospectus on or before the time of the confirmation of each secondary market sale involving a dealer.

The Distributor will coordinate the production and distribution of ETMF prospectuses and summary prospectuses to Brokers. It will be the responsibility of Brokers selling Shares in the secondary market to provide a prospectus or summary prospectus to secondary market purchasers. The ETMFs will provide semi-annual and annual reports to DTC Participants for distribution to Beneficial Owners through the standard processes at DTC.

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42

See infra Section V.A (under discussion of shareholder servicing and other fund expenses).

V.

REQUEST FOR ETMF RELIEF

A.

In Support of ETMF Relief

The ETMF Relief is requested pursuant to sections 6(c) and 17(b) of the Act. Section 6(c) provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Section 17(b) provides that the Commission will grant an exemption from the provisions of section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned and that the proposed transaction is consistent with the general purposes of the Act.

Applicants believe that the proposed ETMF structure offers significant advantages over both traditional mutual funds and fully transparent ETFs as a delivery vehicle for active investment strategies. Applicants further believe that all transactions conducted between affiliates in the ETMF structure will be on terms that are reasonable and fair, including in terms of the consideration paid or received by ETMFs, and will not involve overreaching. Therefore, Applicants contend that ETMFs warrant the relief requested under sections 6(c) and 17(b).

Relative to traditional mutual funds, the ETMF structure offers the potential advantages of:

•

Protecting fund shareholders from the dilutive effects of other shareholders’ transactions. A near-universal characteristic of mutual funds is that the costs of accommodating shareholder inflows and outflows are borne principally by a mutual fund’s continuing shareholders, rather than being isolated to purchasing and redeeming shareholders. 43 The costs of accommodating shareholder flows have two main components: (a) the trading costs (commissions , bid-ask spread and market impact) incurred by the fund in connection with investment transactions to resize its portfolio positions in response to growth or shrinkage in fund shares outstanding (“flow-related trading costs”) and (b) the foregone returns on portfolio cash held for flow-related reasons (“cash drag”). 44 Taken together, flow-

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43

Redemption fees and, less commonly, purchase fees are imposed on transacting shareholders by some mutual funds to counteract the negative effects on fund performance of purchases and redemptions of fund shares and to discourage excessive trading in fund shares. Redemption fees that are imposed by funds typically apply only to shares redeemed within a short period (e.g., 90 days) after purchase.

44

Rather than staying fully invested at all times (i.e., buying corresponding amounts of portfolio investments in response to net inflows and selling corresponding amounts in response to net outflows), many fund managers choose to maintain cash holdings as a buffer against flow-related trading and the associated transaction costs.

related trading costs and cash drag can significantly detract from fund performance.45 In the ETMF structure, flow-related fund costs will be substantially offset by imposing Transaction Fees on each creation and redemption of Shares, sized to cover the estimated cost to the ETMF (and, in the case of an ETMF Feeder, its Master Fund) of processing the transaction and converting the Basket to the desired portfolio composition ..

•

Protecting fund shareholders from tax realizations in connection with other shareholders’ transactions. A well-recognized adverse tax effect of mutual fund investing is that a fund’s sales of appreciated positions to raise cash to meet redemptions can trigger capital gains realizations for the fund’s nonredeeming shareholders. Like ETFs, ETMFs that utilize in-kind distributions to meet redemptions could largely avoid this adverse tax effect. The Internal Revenue Code (“ Code ”) provides that a fund’s distributions of appreciated property to meet shareholder redemption requests do not result in recognition by the fund of capital gains on the distributed property. ETMFs utilizing in-kind redemptions are designed to take advantage of this Code provision and seek to achieve similar levels of tax efficiency as ETFs.

•

Realizing savings in shareholder servicing and other fund expenses. One of the largest categories of ongoing operating expenses of retail mutual funds is transfer agency expenses—the cost of maintaining shareholder accounts and processing shareholder transactions. For most broadly held mutual funds, transfer agency costs are the largest expense other than investment advisory and distribution fees. According to a 2011 mutual fund industry survey, 46 transfer agency costs averaged 19 basis points (0.19%) for retail mutual funds and 8 basis points (0.08%) for institutional mutual funds. Like ETFs, ETMFs would typically have very low transfer agency costs, generally less than 1 basis point (0.01%) of net assets annually.

ETMFs are able to operate with minimal transfer agency expenses largely because they are set up to take advantage of the highly efficient DTC share settlement system used in settling transactions in publicly traded stocks and ETFs .. In the DTC share settlement system, shareholders hold shares through a brokerage account (normally aggregated with other shareholders’ brokerage accounts into an omnibus account, which holds shares directly with DTC or a DTC Participant) and fund transfer agents are relieved of most of the account servicing and transaction processing responsibilities that mutual fund transfer agents have.

In comparing the transfer agency expenses of mutual funds versus ETMFs , it should be

Holding flow-related cash hurts portfolio returns to the extent that the performance of the fund’s investment strategy exceeds cash returns on the portion of the fund’s net assets held uninvested for flow-related reasons.

45

The most comprehensive academic study of mutual fund trading costs found that investors in a broad sample of U.S. equity mutual funds incurred average flow-related trading costs of approximately 75 basis points (0.75%) per year over the 1995-2005 study period. See Edelen, Roger M., Richard Evans and Gregory B. Kadlec, “Scale Effects in Mutual Fund Performance: The Role of Trading Costs,” Unpublished Working Paper, March 17, 2007.

46

See Investment Company Institute, “Mutual Fund Transfer Agents: Trends and Billing Practices, 2011.”

understood that certain shareholder services typically provided by mutual funds will generally not be provided by ETMFs ..  A number of typical mutual fund shareholder services, such as maintaining programs providing for reduced sales loads under “rights of accumulation” and “statement of intention” plans, waivers of back-end sales charges upon the death of a shareholder or for withdrawals under a qualifying systematic withdrawal plan, and free exchanges among funds in the same complex, do not apply to ETMFs because they do not charge sales loads. Other typical mutual fund shareholder services, such as dollar-based purchases and sales, dividend reinvestment plans and systematic investment/redemption plans, may have utility for ETMF investors but cannot readily be accommodated through the DTC share settlement system.

In the ETMF model, programs facilitating dollar-based share transactions, dividend reinvestment and systematic purchases/withdrawals may be offered by Brokers to their clients as a component of an enhanced service offering. Unlike for mutual funds, the cost of providing these added services is externalized from the fund and limited to those shareholders who elect to take advantage of them. Although ETMFs may provide fewer shareholder services than mutual funds, whether an investor receives fewer shareholder services depends, Applicants believe appropriately, on the Broker-client relationship and type of brokerage account selected. Shareholders who sign up for enhanced brokerage services may receive ETMF -related services that are comparable to typical mutual funds services. Alternatively, shareholders who opt for more basic brokerage services may experience reduced ETMF- related services compared to their mutual funds. Importantly, the shareholder chooses the level of service he or she wants and pays for it separately, rather than sharing with other fund shareholders the costs of providing that service level.

In addition to transfer agency cost savings, ETMFs may also realize savings versus similarly constituted mutual funds in terms of custody costs—due to less flow-related investment trading—and registration fees—because of the single-class structure.

•

Enhancing the competitiveness of fund distribution. In contrast to the fixed commission and distribution fee structure of mutual funds, the exchange-based distribution model of ETMFs will position Brokers to compete increasingly based on the prices they charge for services. Increased competition among Brokers may result in lower commissions or other account expenses for investors.

Relative to fully transparent actively managed ETFs, the ETMF structure offers the potential advantages of:

•

Maintaining the confidentiality of portfolio trading activity. Actively managed ETFs as approved by the Commission since 2008 are required to publicly disclose their full portfolio holdings as of the close of each Business Day prior to the market open on the next Business Day. The arbitrage mechanism that connects market prices of an ETF to its NAV requires market makers to know the composition of the ETF’s current holdings. But providing next-morning disclosure of portfolio holdings can invite profit-seeking traders to front-run portfolio trades that may be executed over multi-day periods and copycat investors to replicate the fund’s portfolio positioning. Active managers have to date largely rejected the transparent ETF model because they believe the required portfolio disclosures are not in the best interests of either fund shareholders or managers. By removing the requirement for portfolio transparency, ETMFs could enable investors to access a broad range of active strategies in a structure that provides the cost and tax efficiencies and shareholder protections of an ETF.

•

Providing trade execution cost transparency and quality control to fund investors. Because ETMFs will trade at prices based on their NAV, investors will be able to buy and sell Shares at a known premium or discount to NAV, which they can control by transacting with limit orders. 47 Buyers and sellers of Shares can readily separate the two elements of an ETMF’s market price —the underlying value of the Shares ( i.e. , NAV) and the cost to transact in Shares ( i.e. , the executed premium/discount) —to measure the quality of their trade execution.  In ETF trading , by contrast , most investors cannot be confident that their secondary market purchases and sales are executed at prices that closely track the ETF’s contemporaneous underlying portfolio value and cannot accurately measure the total cost of their trade executions. ETF investors incur similar transactional costs as those represented by an ETMF’s premium/discount when they purchase and sell shares.  The transactional costs borne by ETF investors when they purchase and sell shares are embedded in the market price and the executed premium/discount is generally unknown to the transacting investors.

•

Facilitating tight bid-ask spreads and narrow premiums/discounts in secondary market trading.  As described in Section IV ..C above, use of NAV-Based Trading facilitates maintaining tight bid-ask spreads and narrow premiums/discounts for ETMFs by providing market makers with a simple, reliable profit opportunity.  Different from making markets in conventionally traded ETFs, ETMF market making does not require the management of intraday market risk ..

For the reasons articulated above, Applicants believe that ETMFs and Shares offer significant investor benefits that cannot otherwise be realized.

B.

Legal Analysis of ETMF Relief

Although ETMFs have features that distinguish them from ETFs, Applicants seek the same exemptive relief from the Act as ETFs seek—from sections 2(a)(32), 5(a)(1), 17(a) and 22(d) of the Act and rule 22c-1 under the Act. In addition, as is typically requested for ETFs investing in foreign instruments, Applicants seek relief from section 22(e) of the Act for Global ETMFs (and in the case of an ETMF Feeder, its Master Fund with respect to the ETMF Feeder).

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47

Using limit orders to buy or sell shares of an ETF can result in poor trade executions unless the transacting investor is diligent about cancelling and resetting orders as the values of the ETF’s underlying holdings change. ETF investors who use limit orders are particularly susceptible to poor trading outcomes during periods of rapid market movement. ETMF investors, by contrast, can reliably use limit orders to control their trading costs relative to NAV under all market conditions.

1.

Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in section 2(a )(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer, ... entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the section 2(a)(32) definition of a redeemable security and that, consequently, the ETMFs could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer because Shares are securities “under the terms of which” an owner may receive his proportionate share of the ETMFs’ current net assets. The unusual aspect of Shares is that their terms provide for a right of redemption upon presentation to the issuer only when aggregated into one or more Creation Units. 48 Because Shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” and “open-end company” are met. For avoidance of doubt, Applicants request an order to permit the Trust s to register as an open-end management investment company and the ETMFs to issue Shares that are redeemable in Creation Unit quantities only.

Investors may purchase Shares in Creation Unit quantities from each ETMF. Creation Units are redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, all holders of Shares will have the ability to buy and sell Shares throughout the day in the secondary market at trading prices that are directly linked to NAV. Applicants believe that ETMFs do not present any new issues with respect to the previously granted exemptions that allow for index-based and actively managed ETFs to redeem their shares only in Creation Unit quantities.

Applicants recognize that the Commission has long viewed contemporaneous portfolio holdings disclosure as necessary for effective arbitrage and efficient secondary market trading of ETFs. In ETF trading, tight bid-ask spreads and narrow premiums/discounts cannot be assured unless market makers have sufficient knowledge of portfolio holdings to enable them to effectively arbitrage differences between an ETF’s market price and its underlying portfolio value and to hedge the intraday market risk they assume as they take inventory positions in connection with their market-making activities. In ETMF trading, by contrast, market makers do not engage in arbitrage and assume no intraday market risk in their Share inventory positions because all transaction prices are based on end-of-day NAV. No intraday market risk means no requirement for market makers to engage in intraday hedging activity, and therefore no

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48

The Master Funds do not require relief from sections 2(a)(32) and 5(a)(1) of the Act because they will operate like traditional mutual funds and issue fully redeemable interests.

associated requirement for current portfolio holdings disclosure to maintain a tight relationship between Share trading prices and NAV. Because they will provide market makers with an opportunity to earn reliable, low-risk profits without arbitrage or intraday hedging, ETMFs can be expected to trade at consistently narrow premiums/discounts to NAV and tight bid-ask spreads in the absence of full portfolio holdings disclosure.

For these reasons, Applicants believe that the proposal to permit Shares to be sold and redeemed as described in this application is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants request that the Order be granted in respect of sections 2(a )(32) and 5(a)(1).

2.

Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.

Rule 22c-1 under the Act provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares will be sold in Creation Unit quantities through the principal underwriter to Authorized Participants (and persons transacting through Authorized Participants) at the “current public offering price as described in the prospectus,” as required by section 22(d). As noted above, ETMFs will not charge a sales load, and ETMF Shares will not be subject to a distribution or service fee pursuant to a plan adopted under Rule 12b-1 of the Act.  Purchases and redemptions of Creation Units also will be priced at the NAV next computed after receipt of the purchase or redemption order, as required by rule 22c-1. However, to permit the trading on an Exchange of Shares at prices that are based on the ETMF’s NAV, but also reflect the bid/offer market for Shares in NAV-Based Trading, Applicants request relief from the provisions of section 22(d) and Rule 22c-1.

Applicants believe that the concerns sought to be addressed by section 22(d) and rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been intended (a) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) to prevent unjust discrimination or preferential treatment among buyers and (c) to ensure an orderly system of distribution by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price. 49  Although the Commission routinely grants exemptive relief to ETFs from those provisions, the exemptive relief requested by the Applicants is novel.  The need for exemptive relief for ETMFs arises only due to the portion of the trading price that is the negotiated amount.  In effect, the relief only is implicated by the differences from NAV that are imputable to the transaction costs related to ETMF trading ( i.e. , premium/discount), as opposed to differences related to the value of an ETMF’s Portfolio Positions.

The first two purposes—preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers—do not seem to be relevant to secondary trading by dealers in Shares. Secondary market transactions in Shares at prices above or below NAV would not cause dilution of ETMFs because such transactions would not directly involve fund assets. Purchases and redemptions of Shares in Creation Unit quantities in transactions directly with the issuing ETMF will be priced at the NAV next computed after the purchase or redemption orders are received, and therefore will not cause any dilution of the ETMF.  Secondary market trading in Shares should not create unjust discrimination or preferential treatment among buyers because, to the extent Share trading prices are above or below NAV over the course of a given trading day or vary from day to day, such variances would generally reflect competitive market forces , and not result from unjust or discriminatory manipulation. ETMF Shares would trade on an Exchange, a highly regulated venue where investors (or their Brokers) and intermediaries would “negotiate” prices. The premium/discount to NAV at which Shares trade would be transparent, and investors would be able to see both the current and historical level of premium/discount. Furthermore, transparent pricing on an Exchange should foster competition among intermediaries, which should create downward pressure on the intermediaries’ profits embedded in the premium/discount.  Any Authorized Participant, or investor transacting through an Authorized Participant, can purchase or redeem Creation Units of Shares priced at NAV in transactions directly with the issuing ETMF.  With respect to the third possible purpose of section 22(d)—ensuring an orderly distribution system—the Applicants note that market participants and investors generally will be able to observe the trading prices of Shares relative to NAV throughout each Business Day, and to purchase or sell their Shares in an orderly manner through secondary market transactions, as described in this application.   Authorized Participants will purchase or redeem Creation Units (on their own behalf or on behalf of others) in accordance with the Participant Agreement with the Distributor. Therefore, no dealer should have a material advantage over any other dealer in the sale of Shares. The Listing Exchange and any other Exchange where trading of Shares may occur pursuant to UTP would adopt similar rules governing NAV-Based Trading of Shares.  The provisions of section 22(d)

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49

See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (Apr. 22, 1983) (“ Protecting Investors ”).

and rule 22c-1 would prohibit dealers from trading Shares in the secondary market at prices other than the current public offering price described in the ETMF’s prospectus without separate exemptive relief from the Commission.

In addition, as described above, the potential for ETMF market makers to earn reliable profits by buying and selling Shares in the secondary market and entering into transactions with the ETMF to redeem or purchase an offsetting Creation Unit quantity of Shares should ensure that differences between NAV and trading prices remain small. Thus, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If Shares are trading on the Exchange at a discount to NAV that exceeds the cost of redeeming, a market maker need only accumulate enough individual Shares to constitute a Creation Unit in order to redeem such Shares at NAV at a profit. Similarly, if Shares are trading on the Exchange at a premium to NAV that exceeds the creation cost, a market maker need only purchase a Creation Unit and sell the Shares at the prevailing trading price to realize a profit. On the basis of the foregoing, Applicants contend that the protections intended to be afforded by section 22(d) are adequately addressed by the proposed methods for purchasing, redeeming and pricing Creation Units and buying, selling and pricing Shares.

On the basis of the foregoing, Applicants believe (a) that the protections intended to be afforded by section 22(d) and rule 22c-1 are adequately addressed by the proposed methods for purchasing, redeeming and pricing Creation Units and buying, selling and pricing Shares, and (b) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request the Order be granted in respect of section 22(d) and rule 22c-1. 50

3.

Exemption from the Provisions of Section 22(e)

Section 22(e) provides in relevant part that:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption...

Applicants observe that the settlement of redemptions from Global ETMFs will be contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which they invest to the extent that Applicants seek to incorporate, as they intend to do, foreign-traded instruments in Baskets distributed to redeeming shareholders. Applicants represent that, under certain circumstances, the delivery cycles for transferring foreign-traded instruments to redeeming shareholders, coupled with local market holiday schedules, may require a delivery process of up to 14 calendar days, rather than the seven

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50

The Master Funds do not require relief from section 22(d) or rule 22c-1 because they will operate as traditional mutual funds and interests therein will only be sold at the “current public offering price described in the prospectus.” Unlike ETMF Shares, Master Fund interests will not trade in the secondary market at negotiated prices.

calendar days required by section 22(e). Applicants therefore request relief from section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the foreign-traded Basket Instruments of each Global ETMF 51 customarily clear and settle, but in all cases no later than 14 days following the tender of a Creation Unit of Shares. 52

An ETMF’s SAI will identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays and the maximum number of days, but in no case more than 14 calendar days. If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made.

Applicants submit that Congress adopted section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants contend that allowing redemption payments for Shares of a Global ETMF to be made within the number of days indicated above would be consistent with the spirit and intent of section 22(e) and afford adequate investor protection.

Currently, Applicants believe that no significant additional system or operational procedures (beyond those already in place in relevant jurisdictions) will be needed to effect in-kind redemptions of Global ETMFs using foreign-traded Basket Instruments. Applicants believe that using in-kind redemptions can enhance an ETMF’s tax efficiency and promote more efficient secondary market trading by reducing Transaction Fees applicable to redeeming shareholders.

As noted above, Applicants may utilize all-cash redemptions for certain Global ETMFs. Applicants are not seeking relief from section 22(e) with respect to Global ETMFs that do not effect redemptions in kind.

For ETMF Feeders, only in-kind redemptions may proceed on a delayed basis pursuant to the relief requested from section 22(e). In the event of an in-kind redemption, a Global ETMF that is an ETMF Feeder will make a corresponding redemption from its Master Fund. Applicants do not believe use of the master-feeder structure would have any impact on the securities delivery cycle.

Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the protections intended to be afforded by section 22(e) are adequately addressed by the proposed

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51

Mutual Fund Feeders may need to separately seek relief from section 22(e) if they intend to permit or require their shareholders to redeem in kind. Mutual Fund Feeders are not seeking, and will not rely on, the section 22(e) relief requested herein.

52

Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations that Applicants may otherwise have under rule 15c6-l under the Exchange Act. Rule 15c6-l requires that most securities transactions be settled within three business days of the trade date.

method and securities delivery cycles for redeeming Shares , and that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Given the facts recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that substantially identical exemptive relief from section 22(e) has been granted by the Commission to numerous ETFs. 53 Accordingly, Applicants hereby request that an order of exemption be granted under section 6(c) in respect of section 22(e) with respect to the affected Global ETMFs (and, in the case of an ETMF Feeder, its Master Fund).

4.

Exemption from the Provisions of Section 17(a)

Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust... by the depositor thereof.

Section 17(a)(2) makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal-- knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

An “affiliated person” of a person, pursuant to section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to section 2(a)(3)(C) of the Act “any person, directly or indirectly, controlling, controlled by or under common control with, such other person.” Section 2(a)(9) of the Act defines “control” as

...the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more

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53

See, e.g., EGA Order; T. Rowe Order.

controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

The ETMFs may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the ETMFs may be deemed to be under common control with any other registered investment company, or series thereof, advised by the Adviser (an “Affiliated Fund ”). A large institutional investor could own more than 5% of an ETMF, or in excess of 25% of an ETMF, making that investor a first-tier affiliate of the ETMF under section 2(a)(3)(A) or (C). In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more, or in excess of 25%, of such other Affiliated Fund, making that investor a second-tier affiliate of an ETMF. For so long as such an investor was deemed to be an affiliate, section 17(a)(l) and 17(a)(2) could be read to prohibit such person from purchasing and redeeming Shares through in-kind transactions with the ETMF.

Section 17(b) provides that the Commission will grant an exemption from the provisions of section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act. 54 Applicants seek an exemption from sections 17(a)(1) and 17(a)(2) pursuant to sections 6(c) and 17(b) to permit persons that are first-tier affiliates or second-tier affiliates of the ETMFs solely by virtue of: (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more ETMFs; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of an ETMF. Both the deposit procedures for in-kind purchases of Creation Units of Shares and the redemption procedures for in-kind redemptions will be effectuated in exactly the same manner for all purchases and redemptions and for all purchasers and redeemers. There will be no discrimination among purchasers or redeemers. Except in the case of custom orders, the Basket composition will be the same regardless of the identity of the purchaser or redeemer.

The Basket will consist of instruments that are appropriate, in type and amount, for inclusion in light of the ETMF’s investment objectives and policies, current Portfolio Positions and current trading program. Basket Instruments will be limited to current Portfolio Positions and cash. All Basket Instruments will be valued in the same manner as they are valued for

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54

Because section 17(b) could be interpreted to exempt only a single transaction from section 17(a) and because there may be a number of transactions by persons who may be deemed to be affiliated persons or second-tier affiliates, Applicants are also requesting an exemption under section 6(c) of the Act. See, e.g. , Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

purposes of calculating the ETMF’s NAV, and such valuation will be made in the same manner regardless of the identity of the purchaser or redeemer. Further, the total consideration paid for the purchase or redemption of a Creation Unit of Shares will be based on the NAV of such ETMF, as calculated in accordance with the policies and procedures set forth in its registration statement. Because the Portfolio Positions will not be transparent, Applicants believe that there is restricted opportunity for redeeming shareholders to select particular Portfolio Positions to be included in the Basket (i.e., “cherry picking”). Further, because instruments will not be represented in an ETMF’s Basket until after the Adviser has added the instruments to its Portfolio Positions in the first instance, a person purchasing Shares could not cause the ETMF to include unwanted instruments in the Basket. Under these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of an ETMF by any Creation Unit investor.

Moreover, Applicants note that the ability of an ETMF to take deposits and make redemptions in kind may aid in achieving the ETMF’s investment objectives by allowing it to be more fully invested, minimizing cash drag and reducing flow-related trading costs. In-kind transactions may also increase an ETMF’s tax efficiency and promote efficient secondary market trading in Shares by reducing Transaction Fees applicable to purchases and redemptions of Shares.

For the reasons set forth above, Applicants contend that, with respect to the relief requested pursuant to section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act. Applicants also contend that, with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Thus, Applicants request the Order under section 6(c) and 17(b) in respect of sections 17(a)(1) and 17(a)(2).

VI.

REQUEST FOR MASTER-FEEDER RELIEF

A.

In Support of Master-Feeder Relief

Efficiencies in the management and administration of two or more mutual funds of the same sponsor that follow similar investment programs may be achieved by the funds investing in a common underlying investment vehicle using a master-feeder arrangement. Rather than holding all of their securities and other investments directly, the funds ( i.e. , Feeder Funds) invest indirectly in the securities and other assets of the associated underlying investment vehicle ( i.e. , Master Fund).   Applicants anticipate that, under certain circumstances, it may be desirable for the same purpose for an ETMF Feeder and one or more Mutual Fund Feeders to invest as Feeder Funds in the same Master Fund. 55

Applicants believe that, to treat investors fairly and consistently, a Master Fund with two or more Feeder Funds should transact with each Feeder Fund on a basis that protects the Master Fund (and, indirectly, other Feeder Funds) against the costs of accommodating the Feeder Fund’s inflows and outflows. 56 In the proposed structure, the Master Fund would accomplish this by imposing a fee (“ Master Fund Transaction Fee ”) on Feeder Fund inflows and outflows, sized to cover the estimated cost to the Master Fund of , in connection with a sale of its interests, converting the cash and /or other instruments it receives to the desired portfolio composition and, in connection with a redemption of its interests, converting portfolio holdings to cash and or/other instruments to be distributed.  Master Fund Transaction Fees will differ among Master Funds and may vary over time for a given Master Fund, depending on estimated trading costs, the time an order is placed, processing costs and other considerations. Master Funds may impose higher Master Fund Transaction Fees on cash amounts than on in-kind contributions and distributions. In all cases, the Master Fund Transaction Fee will be limited to amounts that have been authorized by the Board and determined by the Adviser to be appropriate. 57 Further, it will be applied to all Feeder Funds in the same manner so as to avoid discrimination by the Master Fund among Feeder Funds. There would be no ability by ETMF shareholders to exchange Shares of Feeder Funds for shares of another feeder series of the Master Fund, or vice versa.

The Master-Feeder Relief will not result in any shareholder of a Master Fund having different rights relative to other shareholders of the same Master Fund. 58 In this regard, Applicants note that, although a Master Fund may permit in-kind purchases and redemptions, no Master Fund will require purchases and redemptions to be in kind.

B.

Legal Analysis of Master-Feeder Relief

Applicants seek relief pursuant to section 12(d)(l)(J) from section 12(d)(1)(A) and (B) and pursuant to sections 6(c) and 17(b) from sections 17(a)(1) and (2), to the extent necessary to permit each ETMF Feeder to participate in the master-feeder structure described and to conduct in-kind transactions with its Master Fund.

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55

Operating as a Feeder Fund in a master-feeder structure could impose costs on an ETMF Feeder and reduce its tax efficiency.  In determining whether an ETMF will operate in a master-feeder structure, the relevant Board will weigh the potential advantages and disadvantages of such a structure for each fund.

56

Methods for combining mutual fund and exchange-traded fund assets in a shareholder-protective master-feeder arrangement are subject to a pending Eaton Vance patent application.

57

In all cases, the Master Fund Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

58

See infra Section VI.B.3 (regarding section 18 analysis of Master Fund Transaction Fee).

1.

Exemption from the Provisions of Sections 12(d)(1)(A) and (B)

Section 12(d)(1)(A) prohibits a registered investment company from acquiring securities of another investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) prohibits a registered open-end investment company, its principal underwriter and any other Broker from knowingly selling an investment company’s shares to another registered investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

Section 12(d)(1)(E) provides an exemption from sections 12(d)(1)(A) and (B) for an investment company that, among other things, only invests in the shares of another investment company. Further, under section 12(d)(l)(J), the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1), if such exemption is consistent with the public interest and the protection of investors.

Applicants request relief under section 12(d)(l)(J) from sections 12(d)(1)(A) and (B) to permit ETMFs to operate in a structure that is substantially identical to that provided for in section 12(d)(1)(E). That section, as noted in the preceding paragraph, provides an exemption to permit an investment company (i.e., an ETMF Feeder) to hold the shares of another investment company (i.e., interests in the applicable Master Fund) in excess of the limits set forth in sections 12(d)(1)(A) and (B) if such interests are the only investment security in its portfolio. Consistent with the requirements of section 12(d)(1)(E), each ETMF Feeder intends to hold interests in the associated Master Fund as the only investment security in its portfolio. In connection with its in-kind creation and redemption activity, however, Applicants understand that an ETMF Feeder may be deemed to have transitory possession of the instruments passing through the ETMF Feeder to and from transacting Authorized Participants and the Master Fund. To the extent necessary to permit such transitory possession, Applicants seek the Master-Feeder Relief.

In considering the relevance of an ETMF Feeder’s transitory possession of Basket Instruments to the requirements of section 12(d)(1)(E), it should be noted that neither the Basket Instruments received by an ETMF Feeder from an Authorized Participant in a creation nor the Basket Instruments received by an ETMF Feeder from the Master Fund in a redemption will ever settle to the ETMF Feeder’s account. Instead, the ETMF Feeder will deliver to the Master Fund all instruments received from an Authorized Participant in a creation and deliver to the redeeming Authorized Participant all instruments received from the Master Fund in a redemption. In Applicants’ view, under such circumstances, the ETMF Feeder will be acting only as a conduit for the Basket Instruments. As such instruments will never be “held” by the ETMF Feeder, in Applicants’ view, each ETMF Feeder will comply with all other provisions of section 12(d)(1)(E).

For avoidance of doubt, however, understanding that the proposed structure leaves open the possibility of an ETMF Feeder being deemed to hold transitory positions in instruments other than interests in its Master Fund, Applicants seek relief from sections 12(d)(1)(A) and (B). Applicants contend that the requested relief is consistent with the purposes of sections 12 (d)(1)(A) and (B) and raises no policy issues not previously addressed by the Commission. 59

2.

Exemption from the Provisions of Section 17(a)

Section 17(a)(1), in pertinent part, makes it unlawful for any affiliated person of a registered investment company, acting as principal, knowingly to sell any security or other property to such registered company unless, among other circumstances not relevant here, such sale involves solely securities of which the buyer is the issuer. Similarly, section 17(a) (2) makes it unlawful for any affiliated person of a registered investment company knowingly to purchase from such registered company any securities except those of which the seller is the issuer. Section 2(a)(3)(A) defines an affiliated person to include any person that owns 5% or more of another person’s outstanding voting securities. Section 2(a)(3)(B) defines an affiliated person to include any person, 5% or more of whose outstanding voting securities are owned by such person. Section 2(a)(3)(C) defines an affiliated person of a registered investment company to include any person under common control with the company. Section 17(b) provides that the Commission may exempt a transaction from section 17(a) if it finds that the terms of the proposed transaction are reasonable and fair and do not involve any overreaching on the part of any person concerned, and that the proposed transaction is consistent with the policy of each registered investment company concerned and with the general purposes of the Act. The Commission may also grant relief under section 6(c) from section 17(a).

Applicants seek relief under sections 6(c) and 17(b) from sections 17(a)(1) and (2) to permit ETMF Feeders to engage in in-kind transactions with their Master Funds in connection with creations and redemptions of Creation Units. Because each ETMF Feeder and its Master Fund may be deemed to be affiliated under section 2(a)(3)(A) and/or (C), absent the relief requested from sections 17(a)(1) and (2), an ETMF Feeder may not be able to conduct in-kind transactions with its Master Fund.

Applicants believe that such in-kind creations and redemptions between an ETMF Feeder and its Master Fund warrant relief because they do not involve the “overreaching” of a registered fund by an affiliated person. Such transactions will occur only at the ETMF Feeder’s proportionate share of the Master Fund’s net assets, and Basket Instruments will be valued by the ETMF Feeder in the same manner as they are valued for the purposes of calculating the Master Fund’s NAV. Further, all Creation Unit transactions will generally be effected with the same Basket and on the same terms for all investors. Finally, such transactions would only occur as a result of, and to effectuate, a creation or redemption transaction between the ETMF Feeder and a third-party investor. Accordingly, the Applicants believe the proposed transactions meet the section 6(c) and section 17(b) standards for relief recited above.

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59

See , e.g. , T. Rowe Order.

3.

Section 18 Considerations

Section 18(f)(1) of the Act, in pertinent part, makes it unlawful for any registered open-end company to issue any class of senior security, or to sell any senior security of which it is the issuer, except for certain permitted bank borrowings. For this purpose, any stock of a class having priority over any other class as to distribution of assets or payment of dividends is a senior security.

Applicants do not believe that imposing Master Fund Transaction Fees on Feeder Fund inflows and outflows as contemplated raises any issues under section 18. As proposed, Master Fund Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate, authorized by the Commission for open-end funds and authorized by the relevant Feeder Fund’s Board. Further, all Master Fund Transaction Fees will be applied to all Feeder Funds in the same manner and based on the same calculation—namely, in a creation, the estimated cost to the Master Fund of converting the cash and/or other instruments received from a Feeder Fund into the desired portfolio composition and, in a redemption, the estimated cost of converting portfolio positions into the cash and/or other instruments delivered to a Feeder Fund. 60 For this reason, Applicants do not believe the proposed master-feeder structure, including the imposition of the Master Fund Transaction Fee, raises any issues under section 18 of the Act.

VII.

REQUEST FOR FUND OF FUNDS RELIEF

A.

In Support of Fund of Funds Relief

Applicants request, pursuant to section 12(d)(l)(J) of the Act, an exemption from section 12(d)(1)(A) to permit registered management investment companies and UITs that are not part of the same “group of investment companies,” as defined in section 12(d)(l)(G)(ii) of the Act, as an ETMF and that enter into an Acquiring Fund Agreement (as defined below) with the ETMF to acquire Shares of ETMFs beyond the limits of section 12(d)(1)(A). Such registered management investment companies are referred to herein as “ Acquiring Management Companies, ” such UITs are referred to herein as “ Acquiring Trusts, ” and, collectively with Acquiring Management Companies, as “ Acquiring Funds ..” Acquiring Funds do not include the ETMFs.  Applicants also request an exemption from section 12(d)(1)(B) to permit the ETMFs, their principal underwriters and Brokers to sell Shares of ETMFs to Acquiring Funds beyond the limits of section 12(d)(1)(B). In addition, pursuant to sections 6(c) and 17(b), Applicants request an exemption from section 17(a) of the Act to permit an ETMF to sell its Shares to, and redeem its Shares from, an Acquiring Fund of which the ETMF is a first-tier or second-tier affiliate as described below, and to engage in any accompanying in-kind transactions.

The Acquiring Funds will be registered management investment companies and UITs that enter into written participation agreements with any ETMF (“Acquiring Fund Agreement”)

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60

For example, a Master Fund may require payment of a Master Fund Transaction Fee by an ETMF Feeder for cash transactions only so long as it requires payment of the same Master Fund Transaction Fee by a Mutual Fund Feeder for cash transactions. See, e.g., T. Rowe Order at note 24.

in which they seek to invest in reliance on the Order. No Acquiring Fund will be part of the same group of investment companies as an ETMF in which it invests. Each Acquiring Trust will have a sponsor (“Sponsor”) and each Acquiring Management Company will have an investment adviser within the meaning of section 2(a)(20)(A) of the Act (“Acquiring Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Acquiring Management Company may also have one or more subadvisers within the meaning of section 2(a)(20)(B) of the Act (each, an “Acquiring Fund Subadviser”). Each Acquiring Fund Adviser and any Acquiring Fund Subadviser will be registered as an investment adviser under the Advisers Act unless not subject to such registration ..

The Acquiring Fund Agreement will allow Applicants to seek to ensure that the Acquiring Funds understand and can comply with the terms and conditions of the requested Order (see condition B.8 in Section VII I below). In this respect, among other things, the Acquiring Fund Agreement will include an acknowledgment from the Acquiring Fund that it may rely on the Order only to invest in a specified ETMF, and not in any other investment company. Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested Order. 61

In addition, Applicants propose that the requested Fund of Funds Relief be conditioned upon certain additional requirements that are designed to address the potential for abuse of ETMFs by Acquiring Funds. These conditions require that any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group in the aggregate not control an ETMF within the meaning of section 2(a)(9) (see condition B.1 below). Similarly, no member of an Acquiring Fund’s Subadvisory Group (as defined below) individually or the Acquiring Fund’s Subadvisory Group in the aggregate may control an ETMF within the meaning of section 2(a)(9) of the Act (see condition B.1 below).

Further, no Acquiring Fund or Acquiring Fund Affiliate is permitted under the conditions to cause any existing or potential investment in an ETMF to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate 62 and the ETMF or an ETMF Affiliate 63 (see condition B.2 below). To guard against the likelihood of this happening, each Acquiring Management Company’s board, including a majority of the directors or trustees who are not “interested persons” within the meaning of section 2(a)(19) of the Act

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61

Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund , or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares of the ETMF or (b) an affiliated person of an ETMF, or an affiliated person of such person, for the sale by the ETMF of its Shares to an Acquiring Fund , may be prohibited by section 17(e)(1) of the Act. The Acquiring Fund Agreement will include this acknowledgment.

62

An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Adviser, Acquiring Fund Subadviser, any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.

63

An “ETMF Affiliate” is defined as the investment adviser, promoter or principal underwriter of an ETMF (or, in the case of an ETMF Feeder, its Master Fund) and any person controlling, controlled by or under common control with any of these entities.

(“ disinterested directors or trustees ”) are required by the conditions to adopt procedures reasonably designed to assure that the Acquiring Fund Adviser and any Acquiring Fund Subadviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the ETMF or an ETMF Affiliate in connection with any services or transactions ( see condition B.3 below). In addition, no Acquiring Fund or Acquiring Fund Affiliate (except as an investment adviser) is permitted to cause an ETMF to purchase a security from an Affiliated Underwriting64 ( see condition B.5 below).

Concerns about control of an underlying fund by an investing fund were not the only policy concerns underlying section 12(d)(1)(A) and (B), however. Another concern pertained to complex structures. To mitigate the possibility of complex structures due to an investment by an Acquiring Fund in an ETMF, the conditions forbid ETMFs (and, in the case of an ETMF Feeder, its Master Fund) that sell their Shares to Acquiring Funds from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act (see condition B.11 below). There are limited carve-outs to this restriction, but only in instances where the ETMF (a) acquires such securities in compliance with section 12(d)(1)(E) of the Act, (b) acquires shares of a Master Fund, (c) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act) or (d) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting it to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions.

Although Acquiring Funds could purchase and redeem Shares in Creation Units directly with an ETMF, Applicants anticipate that most, if not all, transactions effected by Acquiring Funds pursuant to the requested Order would be secondary market transactions. Investors, including Acquiring Funds, who buy and sell Shares in secondary market transactions may pay brokerage commissions and other charges. For transactions in Creation Units, Transaction Fees may be charged to Acquiring Funds to offset the ETMF’s costs associated with the issuance and redemption of Creation Units. Acquiring Funds (and, therefore, their shareholders) would indirectly pay their proportionate share of an ETMF’s fees and other operating expenses. However, Shares would be sold without sales loads and, as discussed below, certain conditions would limit the fees and expenses charged by Acquiring Funds.

An ETMF may choose to reject any direct purchase of Creation Units by an Acquiring Fund. An ETMF also retains the right to reject any initial investment by an Acquiring Fund in

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64

An “ Affiliated Underwriting ” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An “ Underwriting Affiliate ” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or employee is an affiliated person, except any person whose relationship to the ETMF is covered by section 10(f) of the Act is not an Underwriting Affiliate.

excess of the limits in section 12(d)(1)(A) by declining to execute an Acquiring Fund Agreement with the Acquiring Fund.

B.

Legal Analysis of Fund of Funds Relief

1.

Exemption from the Provisions of Sections 12(d)(1)(A) and (B)

As stated above, section 12(d)(1)(A) prohibits a registered investment company from acquiring securities of another investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) prohibits a registered open-end investment company, its principal underwriter and any other Broker from knowingly selling an investment company’s shares to another registered investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added section 12(d)(l)(J) to the Act. Section 12(d)(l)(J) provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1), if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under section 12(d)(l)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated. 65

Applicants submit that the proposed conditions to the Fund of Funds Relief requested herein, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors.

Congress enacted what is now section 12(d)(1) in 1940 to prevent one investment company from buying control of another investment company. 66 In enacting section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company. 67 As originally proposed, section 12(d)(1) would have prohibited any

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65

H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

66

House Hearings, 76th Cong., 3d Sess., at 113 (1940).

67

Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

investment by an investment company in another investment company, but this provision was softened prior to enactment so funds were not prohibited from taking advantage of a good investment just because the investment was another investment company.

Then, in 1970, to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies), Congress tightened section 12(d)(1). 68 The perceived abuses included: (a) the threat of large scale redemptions of the acquired fund’s shares; (b) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (c) unnecessary complexity. Applicants submit that their proposed conditions address these concerns.

With respect to the threat of large-scale redemptions, particularly those regarding the potential for undue influence, condition B.l limits the ability of an Acquiring Fund’s Advisory Group and an Acquiring Fund’s Subadvisory Group to control an ETMF within the meaning of section 2(a)(9). For purposes of this application and this restriction, an “Acquiring Fund’s Advisory Group” is defined as:

the Acquiring Fund Adviser, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Adviser, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor.

Similarly, an “Acquiring Fund’s Subadvisory Group” is defined as:

any Acquiring Fund Subadviser, any person controlling, controlled by, or under common control with the Acquiring Fund Subadviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Subadviser or any person controlling, controlled by or under common control with the Acquiring Fund Subadviser.

Other conditions to the requested Fund of Funds Relief address concerns about the potential for the exercise of undue influence by an Acquiring Fund over an ETMF. Condition B.2, for example, prohibits Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in an ETMF to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the ETMF or an ETMF Affiliate. In addition, conditions B.4 through B.8 are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over an ETMF and ETMF Affiliates. For this reason, they forbid an Acquiring Fund or Acquiring Fund Affiliate

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68

See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

(except as an investment adviser) from causing an ETMF to purchase a security from an Affiliated Underwriting.

The requested Fund of Funds Relief also includes conditions that are designed to address the concern regarding layering of fees and expenses. Condition B.9 of the requested Order is designed to prevent any unnecessary duplication or layering of sales charges and other costs imposed on investors. Condition B.10 prevents any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830. 69 Condition B.12 requires the board, including a majority of the disinterested directors or trustees , of any Acquiring Management Company to find that any fees charged under the Acquiring Management Company’s advisory contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any ETMF (or, in the case of an ETMF Feeder, its Master Fund) in which the Acquiring Management Company may invest. Because any Acquiring Trust, as a UIT, would not pay advisory fees, there is no potential for the imposition of duplicative advisory fees on its investors.

Other conditions of the requested Fund of Funds Relief address the expressed policy concerns underlying section 12(d)(1) regarding complex structures. Specifically, pursuant to condition B.11, no ETMF (or, in the case of an ETMF Feeder, its Master Fund) is permitted to acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that (a) the ETMF acquires such securities in compliance with section 12(d)(1)(E) of the Act or acquires shares of a Master Fund, (b) the ETMF (or, in the case of an ETMF Feeder, its Master Fund) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act) or (c) the ETMF (or, in the case of an ETMF Feeder, its Master Fund) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such ETMF (or, in the case of an ETMF Feeder, its Master Fund) to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions.

Applicants note that many mutual funds and ETFs today operate pursuant to exemptive orders that grant relief virtually identical to the Fund of Funds Relief requested here, except that the funds involved are not ETMFs. 70 Applicants are not aware of any problems or difficulties encountered by funds relying upon such orders. Applicants believe that the experience of ETMFs (including, in the case of an ETMF Feeder, its Master Fund) and the Acquiring Funds will be the same. Accordingly, Applicants submit that a grant by the Commission of the Fund of Funds Relief requested is consistent with the public interest and the protection of investors and seek the Order under section 12(d)(l)(J).

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69

Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

70

See, e.g., Fund of Funds Precedent, supra note 5.

2.

Exemption from the Provisions of Section 17(a)

Applicants seek relief from section 17(a) pursuant to sections 17(b) and 6(c) to permit an ETMF, to the extent that the ETMF is an affiliated person of an Acquiring Fund, as defined in section 2(a)(3)(B) of the Act, to issue Shares to, and redeem Shares from, an Acquiring Fund and to effect such transactions in kind. Applicants anticipate that there may be Acquiring Funds that are not part of the same group of investment companies as the ETMFs, but may be subadvised by an Adviser. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where an ETMF could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Acquiring Fund because the Adviser provides investment advisory services to that Acquiring Fund.

Section 17(a) generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person 5% or more of whose outstanding voting securities are owned by another person. An Acquiring Fund relying on the Fund of Funds Relief could own 5% or more of the outstanding voting securities of an ETMF. Under such circumstances and others, an ETMF and an Acquiring Fund could become affiliated persons, or second-tier affiliates, and in-kind purchases and redemptions of Creation Units of the ETMF’s Shares between an ETMF and the Acquiring Fund could be prohibited. Although Applicants expect that most Acquiring Funds will purchase Shares in the secondary market rather than purchasing Creation Units directly from an ETMF, and do not need section 17(a) relief for such secondary market transactions, Applicants seek an exemption under sections 17(b) and 6(c) for Creation Unit transactions between an ETMF and an Acquiring Fund.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that: the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transaction is consistent with the policy of each registered investment company concerned; and the proposed transaction is consistent with the general purposes of the Act. Section 6(c) permits the Commission to exempt any person or transactions, or any class of persons or transactions, from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants seek the exemption under section 6(c), in addition to section 17(b), because the Commission’s authority under section 17(b) may be interpreted as extending only to a single transaction and not to a series of transactions. 71

Applicants believe that an exemption is appropriate under sections 17(b) and 6(c) because the proposed arrangement meets the standards set forth in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Creation Units directly from an ETMF will

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71

See supra note 51.

 be based on the NAV of the ETMF in accordance with policies and procedures set forth in its registration statement. 72

Second, the proposed transactions directly between ETMFs and Acquiring Funds will be consistent with the policies of each Acquiring Fund. The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement. The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Units directly from an ETMF to represent such.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. As discussed above, Applicants believe that the requested exemptions are appropriate in the public interest, as ETMFs may offer Acquiring Funds an expanded array of actively managed exchange-traded instruments in which to invest. By avoiding the front-running and free-riding concerns that can arise with full transparency of Portfolio Positions, ETMFs may be suitable for a broader range of investment strategies tha n fully transparent active ETFs. For these reasons, Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants accordingly seek the Order under sections 6(c) and 17(b) in respect of sections 17(a)(1) and 17(a)(2).

VIII.

CONDITIONS TO THE APPLICATION

A.

ETMF Relief

Applicants agree that any Order of the Commission granting the requested ETMF Relief will be subject to the following conditions:

1.

As long as an ETMF operates in reliance on the requested order, its Shares will be listed on an Exchange.

2.

Neither the Trust s nor any ETMF will be advertised or marketed as an open-end investment company, a mutual fund or an ETF. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from an ETMF and tender those Shares for redemption to an ETMF in Creation Units only.

3.

The website for the ETMFs, which will be publicly accessible at no charge, will contain, on a per Share basis for each ETMF, the prior Business Day’s : NAV ; intraday high, low, average and closing trading prices (expressed as premiums/discounts to NAV); Closing Bid/Ask Midpoint (expressed as a premium / discount to NAV); and Closing Bid - Ask Spread ..

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72

The requested relief would apply to direct sales of Shares in Creation Unit quantities by an ETMF to an Acquiring Fund and redemptions of those Shares and is also intended to cover the in-kind transactions that accompany such sales and redemptions. Relief from section 17(a) would not be necessary for purchases and sale of Shares of an ETMF by an Acquiring Fund in the secondary market.

4.

The Adviser or Subadviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the ETMF) to acquire any Basket Instrument for the ETMF through a transaction in which the ETMF could not engage directly.

B.

Fund of Funds Relief

Applicants agree that any Order of the Commission granting the requested Fund of Funds Relief will be subject to the following conditions:

1.

The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) an ETMF (or, in the case of an ETMF Feeder, its Master Fund) within the meaning of section 2(a)(9) of the Act. The members of an Acquiring Fund’s Subadvisory Group will not control (individually or in the aggregate) an ETMF (or, in the case of an ETMF Feeder, its Master Fund) within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of the ETMF, the Acquiring Fund’s Advisory Group or the Acquiring Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of an ETMF, it will vote its Shares of the ETMF in the same proportion as the vote of all other holders of such Shares. This condition does not apply to the Acquiring Fund’s Subadvisory Group with respect to an ETMF (or, in the case of an ETMF Feeder, its Master Fund) for which the Acquiring Fund’s Subadviser or a person controlling, controlled by, or under common control with the Acquiring Fund’s Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.

No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in an ETMF to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the ETMF (or, in the case of an ETMF Feeder, its Master Fund) or an ETMF Affiliate.

3.

The board of an Acquiring Management Company, including a majority of the disinterested directors or trustees , will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund Subadviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from an ETMF (or, in the case of an ETMF Feeder, its Master Fund) or an ETMF Affiliate in connection with any services or transactions.

4.

Once an investment by an Acquiring Fund in Shares exceeds the limits in section 12(d)(l)(A)(i) of the Act, the Board of the ETMF (or, in the case of an ETMF Feeder, its Master Fund), including a majority of the disinterested directors or trustees , will determine that any consideration paid by the ETMF (or, in the case of an ETMF Feeder, its Master Fund) to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the ETMF (or, in the case of an ETMF Feeder, its Master Fund); (b) is within the range of consideration that the ETMF (or, in the case of an ETMF Feeder, its Master Fund) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply to any services or transactions between an ETMF (or, in the case of an ETMF Feeder, its Master Fund) and its Adviser or Subadviser, or any person controlling, controlled by or under common control with the Adviser or Subadviser.

5.

No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as Adviser or Subadviser to an ETMF (or, in the case of an ETMF Feeder, its Master Fund)) will cause an ETMF (or, in the case of an ETMF Feeder, its Master Fund) to purchase a security in any Affiliated Underwriting.

6.

The Board of an ETMF (or, in the case of an ETMF Feeder, its Master Fund), including a majority of the disinterested directors or trustees , will adopt procedures reasonably designed to monitor any purchases of securities by the ETMF (or, in the case of an ETMF Feeder, its Master Fund) in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the ETMF exceeds the limit of section 12(d)(l)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the ETMF. The Board will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the ETMF (or, in the case of an ETMF Feeder, its Master Fund); (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the ETMF (or, in the case of an ETMF Feeder, its Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.

Each ETMF (or, in the case of an ETMF Feeder, its Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the ETMF exceeds the limit of section 12(d)(l)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board were made.

8.

Before investing in an ETMF in excess of the limits in section 12(d)(1)(A), an Acquiring Fund and the ETMF will execute an Acquiring Fund Agreement stating that their boards and their investment adviser, or trustee of an Acquiring Trust (“ Trustee ”) and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares in excess of the limit in section 12(d)(l)(A)(i), an Acquiring Fund will notify the ETMF of the investment. At such time, the Acquiring Fund will also transmit to the ETMF a list of the names of each Acquiring Fund

Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the ETMF of any changes to the list of the names as soon as reasonably practicable after a change occurs. The ETMF and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.

The Acquiring Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-l under the Act) received from an ETMF (or, in the case of an ETMF Feeder, its Master Fund) by the Acquiring Fund Adviser, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, Trustee or Sponsor, or its affiliated person by the ETMF (or, in the case of an ETMF Feeder, its Master Fund), in connection with the investment by the Acquiring Fund in the ETMF. Any Acquiring Fund Subadviser will waive fees otherwise payable to the Acquiring Fund Subadviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from an ETMF (or, in the case of an ETMF Feeder, its Master Fund) by the Acquiring Fund Subadviser, or an affiliated person of the Acquiring Fund Subadviser, other than any advisory fees paid to the Acquiring Fund Subadviser or its affiliated person by the ETMF (or, in the case of an ETMF Feeder, its Master Fund), in connection with any investment by the Acquiring Management Company in the ETMF made at the direction of the Acquiring Fund Subadviser. In the event that the Acquiring Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

10.

Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

11.

No ETMF (or, in the case of an ETMF Feeder, its Master Fund) relying on the Fund of Funds Relief will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits in section 12(d)(1)(A) of the Act, except to the extent that the ETMF acquires such securities in compliance with section 12(d)(1)(E) of the Act or acquires shares of a Master Fund; or the ETMF (or, in the case of an ETMF Feeder, its Master Fund) (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act), or (b) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting such ETMF (or, in the case of an ETMF Feeder, its Master Fund) to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions.

12.

Before approving any advisory contract under section 15 of the Act, the board of each Acquiring Management Company, including a majority of the disinterested directors or trustees , will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contracts of any ETMF (or, in the case of an ETMF Feeder, its Master Fund)

in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

IX.

NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the cover.

X.

PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Eaton Vance ETMF Trust II has adopted the attached resolution authorizing the filing of this amended application.  Eaton Vance ETMF Trust previously adopted a similar resolution, which was included with the original filing of the application and remains in effect. In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue an Order under sections 6(c), 17(b) and 12(d)(l)(J) of the Act granting the relief requested by this application.

EATON VANCE MANAGEMENT

By:

/s/ Thomas E. Faust Jr.

Name:

Thomas E. Faust Jr.

Title:

Chairman and Chief Executive Officer

EATON VANCE ETMF TRUST

By:

/s/ Frederick S. Marius

Name:

Frederick S. Marius

Title:

Trustee

EATON VANCE ETMF TRUST II

By:

/s/ Frederick S. Marius

Name:

Frederick S. Marius

Title:

Trustee

Dated:   September 15 , 2014

Verification of

Eaton Vance Management

In accordance with rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached application dated September 15 , 2014, for, and on behalf of, Eaton Vance Management; that he is Chairman and Chief Executive Officer of such company; and that all actions by the directors or other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Thomas E. Faust Jr.

Name:

Thomas E. Faust Jr.

Title:

Chairman and Chief Executive Officer

Verification of
EATON VANCE ETMF TRUST and EATON VANCE ETMF TRUST II

In accordance with rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached application dated September 15 , 2014, for, and on behalf of, Eaton Vance ETMF Trust and Eaton Vance ETMF Trust II ; that he is the Trustee of each such entity; and that all actions by the trustees or other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Frederick S. Marius

Name:

Frederick S. Marius

Title:

Trustee

Resolutions of

EATON VANCE ETMF TRUST II

(as adopted September 15, 2014)

RESOLVED:

That the Trust be, and it hereby is, authorized to prepare and file with the SEC an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to section 6(c) of the Investment Company Act of 1940, granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act and pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED:

That any and all actions previously taken in connection with the preparation and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to section 6(c) of the Investment Company Act of 1940, granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, pursuant to sections 6(c) and 17(b) of the Act from section 17(a) of the Act and pursuant to section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act be, and they hereby are, ratified.

RESOLVED:

That each initial Trustee and officer of the Trust be, and hereby is, authorized to take any and all actions as are reasonable or necessary to obtain the Order.

RESOLVED:

That each initial Trustee and officer of the Trust be, and hereby is, authorized and directed to do and perform any and all further acts and things which are necessary or appropriate to carry out the foregoing resolutions.

APPENDIX A

The Initial ETMFs

Eaton Vance ETMF Trust

Eaton Vance Balanced ETMF ..  Normally invests between 50% and 75 % of its net assets in equity securities and between 25% and 50% of its net assets in fixed-income securities ..

Eaton Vance Global Dividend Income ETMF.   Normally invests primarily in common stocks of U.S. and foreign companies that pay dividends.

Eaton Vance Large-Cap Growth ETMF.   Normally invests primarily in growth stocks of large-cap companies.

Eaton Vance Large-Cap Value ETMF.   Normally invests primarily in value stocks of large-cap companies.

Eaton Vance Small-Cap ETMF.   Normally invests primarily in equity securities of small-cap companies.

Eaton Vance Stock ETMF.   Normally invests primarily in stocks of U.S. companies.

Eaton Vance Richard Bernstein Equity Strategy ETMF.   Normally invests primarily in equity securities of U.S. and foreign companies.

Eaton Vance Richard Bernstein All Asset Strategy ETMF.   Allocates its assets in markets around the world and among asset classes including equity, fixed-income, commodity, currency and cash investments.

Parametric Emerging Markets ETMF.   Normally invests primarily in equity securities of companies located in emerging market countries.

Parametric International Equity ETMF.   Normally invests primarily in equity securities of companies domiciled in developed markets outside of the United States.

Eaton Vance ETMF Trust II

Eaton Vance Bond ETMF.   Normally invests primarily in bonds and other income instruments.

Eaton Vance Floating-Rate & High Income ETMF.   Normally invests primarily in floating-rate loans, other floating-rate debt instruments and high-yield corporate bonds.

Eaton Vance Global Macro Absolute Return ETMF.   Normally invests primarily in securities and other instruments to establish long and short investment exposures around the world.

Eaton Vance Government Obligations ETMF.   Normally invests primarily in securities issued, backed or otherwise guaranteed by the U.S. Government, its agencies or instrumentalities.

Eaton Vance High Income Opportunities ETMF.   Normally invests primarily in high-yield corporate bonds.

Eaton Vance 5-to-15 Year Laddered Municipal Income ETMF ..  Normally invests primarily in municipal obligations with remaining maturities of between 5 and 15 years, the interest on which is exempt from regular federal income tax.

Eaton Vance High Yield Municipal Income ETMF.   Normally invests primarily in high-yield municipal obligations, the interest on which is exempt from regular federal income tax.

Eaton Vance National Municipal Income ETMF.   Normally invests primarily in municipal obligations, the interest on which is exempt from regular federal income tax.

A registration statement on Form N1-A was filed with the Commission for each of the above-lists series trusts on July 30, 2014.   See Act File No. 811-22982 (Eaton Vance ETMF Trust) and Act File No. 811-22983 (Eaton Vance ETMF Trust II).

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